2002 annual report



specialized

products


APR 22 2003



innovative

technology



distinctive

service



Bancinsurance Corporation



Bancinsurance Corporation

corporate overview



Ohio Indemnity is widely recognized as one of the nation's leading specialty insurance carriers for banks, credit unions and finance companies, offering a variety of custom-designed products that enable its clients to serve their customers with assurance and peace of mind. At Ohio Indemnity, we go one step beyond simply providing quality insurance products. We serve as a partner to organizations that view insurance as an integral part of their business objectives. Ohio Indemnity's clients deal directly with decision makers, avoiding multiple layers of indecision, claims-processing bureaucracies and unreasonable waits. We design our products with the client in mind, assuring they are easy to administer and focused on achieving specific business goals.



American Legal Publishing Corporation began as the codification division of the Anderson Publishing Company of Cincinnati in 1934, and became a separate corporation in 1979. We have more than 66 years of experience codifying ordinances for over 1,000 municipalities and counties nationwide, ranging from villages with fewer than 500 people to large cities with populations well over 1,000,000. In addition to ordinance codification, American Legal Publishing offers a full range of information management services to local governments.

USAgency, LLC

Ultimate Services Agency, LLC is an agency for placing property and casualty insurance policies offered and underwritten by Ohio Indemnity and by other property and casualty insurance companies.

BIC Statutory Trust I is a special purpose business trust that issued $8,000,000 of floating rate trust preferred securities during 2002 in a private placement offering. It was formed for the sole purpose of issuing and selling the floating rate trust preferred securities and investing the proceeds from such securities in subordinated notes of the Company.

contents

financial highlights

(in thousands, except for per share data)

	2002	2001	2000	1999	1998
Income Statement Data					
Total Revenue	**$ 45,234**	$ 43,488	$ 30,381	$ 31,262	$ 26,198
Net Income	**$ 890**	$ 3,075	$ 3,918	$ 3,889	$ 3,394
Net Income Per Common Share, Diluted	**$ .16**	$ .53	$ .66	$ .63	$ .55
Combined Ratio (GAAP)	**90.3%**	92.0%	88.1%	84.4%	80.4%
Balance Sheet Data					
Total Assets	**$ 72,455**	$ 64,671	$ 45,901	$ 42,448	$ 35,949
Total Shareholders' Equity	**$ 28,902**	$ 31,392	$ 28,535	$ 25,193	$ 22,504
Book Value Per Share	**$ 5.78**	$ 5.44	$ 4.95	$ 4.18	$ 3.67

total revenue
(in thousands)



$26,198
$31,262
$30,381
$43,488
$45,234
1998
1999
2000
2001
2002

net income per common share, diluted



$0.55
$0.63
$0.66
$0.53
$0.16
1998
1999
2000
2001
2002

total assets
(in thousands)



$35,949
$42,448
$45,901
$64,671
$72,455
1998
1999
2000
2001
2002

book value per share



$3.67
$4.18
$4.95
$5.44
$5.78
1998
1999
2000
2001
2002

to our shareholders, customers & agents

During 2002 we benefited from the addition of new customers, enhanced internal capabilities, and in the fourth quarter we increased our financial flexibility. Positive contributions from these achievements were mitigated by the weak national economy, which resulted in a sharp increase in losses and loss adjustment expenses. Nonetheless, our combined ratio remains below industry peers in the property/casualty industry. Consistent with our long-term strategy, we took additional steps this past year to further strengthen the balance sheet, especially regarding our investment portfolio and intangible assets. We are cautious about improved business conditions in 2003, but confident that we have a solid mix of products and corporate focus to continue leveraging our strengths.

Growth

We continued to implement our growth strategy in 2002. This included increased emphasis of our automobile lender/dealer business. During the past two years we have begun to move beyond our traditional market and today compete with much larger insurance companies for new business. We are the only public company focused on blanket single interest products for the automobile lender/dealer market.

During the past year we also increased market penetration in another area of our insurance business, Guaranteed Auto Protection, known as the GAP product. This growth was principally due to a significant book of business that was added in the third quarter of 2001, which provided increased volume this past year. One of our growth objectives is to add other books of business from agents, from time to time, whose market focus and underwriting standards are compatible with our plans.

We also increased our marketing efforts and product development initiatives this past year. Our focus is on sustainable growth opportunities in the form of products and businesses that complement our strengths and growth strategy. As a result of the company's previous investments, we can compete effectively with much larger firms based on our internal capabilities and technology platform. Importantly, we differentiate ourselves further through a longstanding commitment to customer service.

American Legal Publishing Corporation expanded its presence during 2002. We are engaged in a wide range of codification and publishing services for governments, state leagues, and service businesses. This past year we added a number of states, cities, and municipalities and at year-end were providing services to 1,500 cities in 40 states. We acquired a competitor in 2002, the second in two years, which extended our presence among municipalities.

2002 Results

Net premiums earned rose 6.7% to $40.9 million for the twelve months ended December 31, 2002 compared with $38.3 million the prior year. Two key factors contributed to the year-over-year improvement. First, we added several large regional banks to our automobile lender/dealer business during 2001. Secondly, retrospective premiums due policyholders declined significantly this past year compared with a year ago. Retrospective premiums are accrued as an adjustment to earned premium, and generally decrease as losses and loss adjustment expenses increase.

We experienced increased margin pressure throughout 2002 due to more competitive pricing and higher losses versus 2001. Our quarterly comparisons became more challenging as the year progressed due to the downturn in the national economy. Automobile loan volume was also impacted by tighter credit as financial institutions sought to limit higher losses due to an increased number of defaults and repossessions. Additionally, there were a record number of bankruptcies in the United States in 2002.

Losses and loss adjustment expenses, net of reinsurance recoveries, rose 30.7% to $28.3 million for the year 2002. Increases occurred in each of the Company's insurance business segments, primarily due to higher claims and price inflation for items such as replacement parts and repair labor. We are actively monitoring this situation with particular attention on maintaining sound underwriting standards.

Net income was $0.9 million for the year 2002 versus $3.1 million for the year 2001. Our 2002 reported results were especially impacted by the adoption of Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets." This resulted in non-cash after-tax charges of $1.7 million in goodwill related to the acquisition of Paul Boardway & Associates, Inc. in 1999.

Excluding these charges, net income was $2.6 million for the year 2002.

Combined Ratio

Ohio Indemnity underwrites the Company's specialty insurance products. Our combined ratio declined to 90.3% for the year 2002 from 92.0% the prior year. It included a 69.3% loss ratio, which increased from the prior year principally due to the downturn in the national economy. The expense ratio declined to 21.0% for 2002. The expense ratio was higher for 2001 primarily due to increases in the experience rating adjustments related to the addition of a significant policy last year.

Ratings

Two independent rating agencies reaffirmed Ohio Indemnity's ratings for the second consecutive year in 2002. This past May we received an "A" Excellent rating from A.M. Best Company, the premier insurance rating agency. This rating confirms our ability to pay claims. Last June, Demotech, Inc. also confirmed Ohio Indemnity's "A double prime" Unsurpassed rating. Demotech analyzes the financial stability of insurance companies with particular emphasis on an insurance company's ability to withstand a severe downturn in the national economy or an extended insurance cycle.

Financing

We successfully completed an $8 million issue of floating rate trust preferred securities in the fourth quarter of 2002. These securities are included on the Company's Consolidated Balance Sheet as minority interest in consolidated subsidiary: redeemable preferred securities of subsidiary trust. A portion of the proceeds from the issuance of these securities was made available to Ohio Indemnity. This increased Ohio Indemnity's financial flexibility to continue pursuing premium growth in our target markets.

Shareholders' Equity

Shareholders' equity was $28.9 million at December 31, 2002 versus $31.4 million on the same date in 2001. The decline in total shareholders' equity was primarily due to the non-cash after-tax charges related to goodwill, recognition of net investment losses, and the repurchase of common shares during the year 2002. Book value per diluted share improved to $5.78 at December 31, 2002 compared with $5.44 on the same date a year ago.

New Board Member

We were pleased to have Kenton R. Bowen join the Board of Directors this past July. He has served as President and a Director of CallTech Communications, LLC since the company was founded in 1996. Prior to joining CallTech, Kent was Vice President of Corporate Finance at Provident Bank.

Outlook

The national economy remained weak in 2002, which resulted in further deterioration in credit quality. It is likely than this scenario will continue at least through the first half of this year. It may contribute to a decline in business from automobile lending and an increase in losses and loss adjustment expense during this period. Despite the uncertainties related to the economy, we will continue to implement our focused growth strategy. While claims increased substantially this past year we entered 2003 with strong reserves. Profitable growth is a strategic objective and it is particularly important this year.

We are committed to distinctive customer service, innovative technology, and specialized products. These three factors differentiate Bancinsurance from its competitors and enable us to continue to achieve our long-term growth objectives.

We appreciate your continued support and comments.



Si Sokol
Chairman and Chief Executive Officer



John S. Sokol
President

The company has offered specialized products to meet specific customer needs for nearly 50 years. These include insurance products for the automobile lender/dealer market and unemployment insurance protection for not-for-profits and public sector employers. In 2000, the company acquired American Legal Publishing, which provides specialized ordinance codification products and services primarily to states, cities and municipalities.

Ohio Indemnity has offered products to the automobile lender/dealer market since 1956. Customers include automobile lenders such as commercial banks and credit unions. Our first product was ULTIMATE LOSS INSURANCE,® which provides blanket vendor single interest coverage to insure against damage to pledged collateral not otherwise insured. These policies are written to cover a lender's collateralized portfolio of retail installment loans. We are one of the largest writers of blanket vendor single interest insurance in the United States. ULTIMATE LOSS INSURANCE® is our largest insurance product in terms of revenue. Customers value our long-term commitment to this product, which is also reflected in our high persistency ratio for ULTIMATE LOSS INSURANCE.®

Last year we added creditor placed insurance, an alternative collateral protection solution. Customer acceptance has been positive and considerable progress was achieved in 2002 that is expected to benefit results beginning in 2003.

Creditor placed insurance is an alternative to blanket vendor single interest coverage. It covers the portfolio by tracking individual borrower's insurance coverage. The lender purchases physical damage coverage for loan collateral after a borrower's insurance has lapsed.

We added Guaranteed Auto Protection, known as GAP insurance in 2000 to complement our ultimate loss insurance product in this specialized market. This product insures the difference between the outstanding balance of a customer's loan or lease and the amount of primary insurance coverage if a vehicle is damaged beyond repair or is stolen and not recovered. Voluntary GAP is sold directly to the borrower at the time of purchasing or leasing an automobile, and blanket GAP is sold to lessors who typically waive GAP amounts on all of their leases. Our program has been approved by some of the largest indirect automobile lenders in the United States.

Our unemployment products address the specialized needs of certain not-for-profit organizations and public sector employers. Ohio Indemnity bonds certain cost containment firms who offer bonded service programs to assure that reimbursing employers fulfill their unemployment compensation responsibilities. This can be a less costly alternative to the unemployment insurance tax system, since the rating is based on the employer's experience. We also offer excess of loss insurance to employers who want to declare reimbursing status for their unemployment insurance obligations and also protect their assets against higher than anticipated claims. Ohio Indemnity also underwrites state mandated surety bonds that are required by certain states.

American Legal Publishing was acquired in 2000 and is not engaged in the insurance business. We have provided codification and document services to states, cities and municipalities since 1936. Codification involves the review of ordinances to determine if there are conflicts between state and federal laws, state and federal constitutions, and state and federal court decisions. More recently, American Legal has expanded its services to include electronic publishing, document imaging, web hosting and other services for their government customers.


Financial Strength
A M BEST
A Excellent

In May 2002 Ohio Indemnity received an "A" Excellent rating from A.M. Best Company, the leading independent source for insurance company ratings.

Ohio Indemnity's ULTIMATE LOSS INSURANCE® product is the most flexible in the industry. An extensive range of insurance coverage is offered to meet the specific needs of customers.



Leasing, low or no down payment loans, long-term loans, and low trade-in prices create GAP amounts and a need for specialized insurance. Principal customers include lenders, leasing companies, and automobile dealers.

specialized products

American Legal Publishing has made two acquisitions during the past two years and at year-end 2002, had 1,500 customers in 40 states. American Legal Publishing continues to increase its market penetration among states, cities and municipalities through specialized codification and technology-based services.



Ohio Indemnity offers three products to not-for-profit organizations and public sector employers to fulfill their unemployment insurance obligations.

Technology is an integral part of our company's growth strategy. It has led us to develop innovative solutions for our customers through enhanced product offerings and improved customer service. We do not necessarily seek to be technology leaders; rather, we look for ways to adapt technology in ways that leverage our infrastructure and provide benefits for our customers.

We provide extensive online access and real-time information to our customers. Our approach has also resulted in greater scale and helped us to manage substantial growth without adding proportionally to our staff. We work effectively with small and large customers due to our investment in, and practical utilization of, technology. The increasing amount of day-to-day business that is conducted online permits more time and resources to be allocated to tasks requiring personal service.

In the year 2000, we launched our online information capabilities following two years of development. This was the first major step toward establishing a technology platform for future growth. Fortunately, we were not burdened by extensive legacy computer equipment and systems. Therefore, we started with a clean slate with the objective to standardize as many of the processes as possible to achieve increased operating efficiencies and customer convenience.

Some of the most significant examples of innovative technology are made available to customers through our subsidiary company websites. The websites are a vital part of the company's technology platform because they serve as gateways to each of our businesses. Web-based communication and interactive capabilities have strengthened customer relationships by providing customers with customized information in real time and more efficient ways to monitor their business with us in formats they value.

Initial information included policy information, claims data, and loss ratio analysis, just to name a few. Importantly, we made this information available to all agents, regardless of the amount of business they were conducting with Ohio Indemnity. Agents were initially able to access data concerning underwriting losses, and also to view and sort the data on an individual policy basis for their entire book of business. In 2001, we continued to improve our systems, which permitted insurance customers to access premium and loss history in real time.

In 2002, online claims reporting was made available that permitted customers to submit information easily and at their convenience. Our automobile lender/dealer customers, especially large banks, appreciate the availability of information in real time, online claims reporting, and the ability to view notes to determine the status of each claim.

During the past year agents were also permitted to enter claims online, which expedites the process and contributes to improved cost and settlement efficiencies. For example, an adjustor can be assigned online which expedites the settlement process.

The company was able to leverage its capabilities in 2002 through the introduction of new products. This included the addition of an alternative collateral protection product for Ohio Indemnity and another acquisition by American Legal Publishing to extend its penetration among municipalities.

Today, we remain committed to developing innovative technology solutions for our customers and ourselves to become more efficient in our operations and to further extend our capabilities.

Through www.ohioindemnity.com, customers can conduct business at their convenience and in real time.


OHIO INDEMNITY COMPANY
Client Login
Lender/Dealer Products
Blanket Single Interest
GAP
Excess Wear & Tear
Blanket Second Mortgage

Ohio Indemnity's customers can view the status of their claims online and, importantly, the notes concerning the status of each claim.



Customers can enter their insurance claims on line without calling the company. An adjustor is automatically assigned, which accelerates the claims and settlement process.



innovative technology

American Legal Publishing utilizes innovative electronic publishing technology to offer customers easy search and retrieval and document imaging to meet their specific needs.



Distinctive customer service is an integral part of our corporate culture and long-term growth strategy. It defines who we are and the extent of our commitment to better understand our customers' business. We are dedicated to working with customers to meet their specific needs, including supporting them through regular personal contact and online in real time. We want our customers to consider us as a partner and strategic resource who is concerned about their long-term business success.

We have worked diligently over the past several years to attract professionals to further strengthen our capabilities, pursue growth opportunities, and improve our long-term performance. Today, we have a team with solid industry experience. A number of our employees have joined us from much larger companies and they embrace our customer-oriented strategy and culture. As a result, we have enhanced the ways we provide service to our customers.

They value the fact that they have direct access to key decision makers in our company. We communicate regularly with customers and encourage them to contact us. Staff additions during the past two years have principally been in our marketing and customer service departments.

We listen carefully to our customers and seek to identify the best ways that we can help them. Sometimes it is as simple as performing a task or presenting information to them a little differently. Our high sense of urgency leads to quick response that strengthens long-term customer relationships. A growing percentage of day-to-day business is conducted electronically, at our customer's choice, due to significantly increased online capabilities. This leverages our infrastructure and offers increased convenience to customers.

We provide the same level of service to financial institutions or public sector customers whether they are small or large. This is a different approach from most of our competitors. Our specialized products are targeted to specific markets, such as automobile lender/dealer and unemployment protection insurance, as well as codification and related services for governments. We know these markets, and, importantly, how to provide valued services to customers. We select our products carefully and make a commitment to support them. We do not waver at the first sign of difficulty; rather, we are focused on providing service through market cycles.

Our product development team actively seeks to identify products that respond to customer interests and complement the company's strategy. Over the years we have found that products good for our customers tend to be good for us as well. Products we have introduced over the past several years have led to stronger customer relationships and a more diversified business portfolio.

American Legal Publishing works closely with its government and association customers to meet their specific ordinance codification needs.



« We seek relationships with agents who have books of business compatible with our growth strategy. Necessary filings and approvals are given a high priority to get the agent up and running quickly with our company. Access can be provided to states where the company is admitted as well as extensive support capabilities.



« The company's ULTIMATE LOSS INSURANCE® product includes technical support and recommendations to customers concerning their deductible and retention rates.

distinctive service

We maintain regular contact with our customers and encourage them to call us when they need help. They appreciate direct access to our management and key decision makers, who are only a phone call away. »



financial review

contents

BANCINSURANCE CORPORATION

Consolidated Statements of Income

	Years Ended December 31,		
	2002	**2001**	**2000**
Income:			
Premiums earned	**$ 41,390,132**	$ 38,563,176	$ 25,058,892
Premiums ceded	**(507,895)**	(254,438)	(217,077)
Net premiums earned	**40,882,237**	38,308,738	24,841,815
Investment income	**1,301,511**	1,496,621	1,628,306
Net realized gain (loss) on investments	**(1,220,477)**	22,542	(320,742)
Codification and subscription fees	**3,324,037**	2,652,231	1,884,067
Management fees	**749,442**	846,446	659,929
Commission fees	**8,463**	67,065	155,942
Other income	**188,815**	94,479	1,531,679
Total revenue	**45,234,028**	43,488,122	30,380,996
Losses and operating expenses:			
Losses and loss adjustment expenses	**28,546,254**	21,823,538	15,230,041
Reinsurance recoveries	**(231,998)**	(164,794)	(161,411)
Experience rating adjustments	**(1,708,084)**	5,155,850	(233,026)
Commission expense	**7,230,636**	5,918,461	3,639,642
Other insurance operating expenses	**3,868,830**	3,126,234	2,936,666
Codification and subscription expenses	**2,889,981**	2,276,360	1,607,258
General and administrative expenses	**1,195,085**	1,057,840	1,482,909
Interest expense	**97,575**	28,076	257,984
Total expenses	**41,888,279**	39,221,565	24,760,063
Income before federal income taxes, provision for trust preferred securities dividends and cumulative effect of change in accounting principle	**3,345,749**	4,266,557	5,620,933
Federal income tax expense	**940,530**	1,191,367	1,702,576
Income before provision for trust preferred securities dividends and cumulative effect of change in accounting principle	**2,405,219**	3,075,190	3,918,357
Preferred dividends on minority interest in consolidated subsidiary – redeemable preferred securities of subsidiary trust	**(33,748)**	-	-
Income before cumulative effect of change in accounting principle	**2,371,471**	3,075,190	3,918,357
Cumulative effect of change in accounting principle	**(1,481,858)**	-	-
Net income	**$ 889,613**	$ 3,075,190	$ 3,918,357
Basic net income per share:			
Before cumulative effect of change in accounting principle	**$ .42**	$ .53	$ .66
Cumulative effect of change in accounting principle	**(.26)**	-	-
Basic net income per share	**$ .16**	$ .53	$ .66
Dilutive net income per share:			
Before cumulative effect of change in accounting principle	**$ .41**	$ .53	$ .66
Cumulative effect of change in accounting principle	**(.25)**	-	-
Diluted net income per share	**$ .16**	$ .53	$ .66

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION

Consolidated Balance Sheets

	December 31, 2002	December 31, 2001
Assets		
Investments:		
Held to maturity:		
Fixed maturities, at amortized cost (fair value $4,691,903 in 2002 and $4,869,247 in 2001)	$ 4,487,749	$ 4,746,889
Available for sale:		
Fixed maturities, at fair value (amortized cost $15,557,400 in 2002 and $14,211,422 in 2001)	15,912,650	14,273,152
Equity securities, at fair value (cost $6,051,043 in 2002 and $5,981,774 in 2001)	7,203,650	6,715,572
Short-term investments, at cost which approximates fair value	25,135,305	5,476,140
Total investments	52,739,354	31,211,753
Cash	4,306,007	19,547,132
Premiums receivable	5,910,719	5,189,123
Accounts receivable, net of allowance for doubtful accounts	844,059	590,401
Reinsurance receivable	283,417	90,018
Reinsurance recoverable on paid losses	-	32,027
Prepaid reinsurance premiums	1,228,632	901,482
Deferred policy acquisition costs	2,653,826	1,522,533
Estimated earnings in excess of billings on uncompleted codification contracts	224,837	151,507
Loans to affiliates	685,856	699,208
Prepaid federal income taxes	295,235	-
Excess of investment over net assets of subsidiaries, net	753,737	2,534,596
Intangible asset, net	994,566	864,912
Accrued investment income	328,751	338,300
Other assets	1,206,208	997,685
Total assets	$ 72,455,204	$ 64,670,677

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Consolidated Balance Sheets

	December 31,	
	2002	2001
Liabilities and Shareholders' Equity		
Reserve for unpaid losses and loss adjustment expenses	$ 7,559,503	$ 4,872,598
Unearned premiums	10,304,769	6,030,273
Experience rating adjustments payable	4,764,329	6,472,413
Retrospective premium adjustments payable	3,951,898	3,716,869
Funds held under reinsurance treaties	1,513,297	1,001,520
Contract funds on deposit	1,317,663	1,937,924
Notes payable	2,166,355	5,696,839
Taxes, licenses, and fees payable	297,418	552,873
Federal income taxes payable	-	374,861
Deferred federal income taxes	82,027	109,001
Commissions payable	1,990,436	1,350,924
Billings in excess of estimated earnings on uncompleted codification contracts	93,894	107,452
Other	1,511,777	1,055,221
Total liabilities	35,553,366	33,278,768
Minority interest in consolidated subsidiary:		
Redeemable preferred securities of subsidiary trust	8,000,000	-
Shareholders' equity:		
Non-voting preferred shares:		
Class A Serial Preference shares without par value; authorized 100,000 shares; no shares issued or outstanding	-	-
Class B Serial Preference shares without par value; authorized 98,646 shares; no shares issued or outstanding	-	-
Common shares without par value; authorized 20,000,000 shares; 6,170,341 shares issued at December 31, 2002 and 2001, 5,000,291 shares outstanding at December 31, 2002 and 5,770,185 shares outstanding at December 31, 2001	1,794,141	1,794,141
Additional paid-in capital	1,337,138	1,337,242
Accumulated other comprehensive income	995,186	525,048
Retained earnings	30,429,515	29,539,902
	34,555,980	33,196,333
Less: Treasury shares, at cost (1,170,050 in 2002 and 400,156 in 2001 common shares)	(5,654,142)	(1,804,424)
Total shareholders' equity	28,901,838	31,391,909
Total liabilities and shareholders' equity	$ 72,455,204	$ 64,670,677

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION

Consolidated Statements of Comprehensive Income

	Years Ended December 31,		
	2002	**2001**	**2000**
Net income	**$ 889,613**	$ 3,075,190	$ 3,918,357
Other comprehensive income:			
Unrealized holding gains (loss) on securities arising during period, net of income tax (benefit) expense of $236,478, $(115,164) and $314,841, respectively	**470,138**	(223,554)	611,162
Comprehensive income	**$ 1,359,751**	$ 2,851,636	$ 4,529,519

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Consolidated Statements of Shareholders' Equity

	Preferred Shares Class A	Preferred Shares Class B	Common shares	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury shares	Total shareholders' equity
Balance December 31, 1999			$ 1,794,141	$ 1,442,773	$ 137,440	$ 22,546,355	$ (727,420)	$ 25,193,289
Net income						3,918,357		3,918,357
Change in unrealized gain on investments, net of income taxes of $314,841					611,162			611,162
Issue of 73,504 treasury shares in purchase acquisition				(37,196)		337,195	299,999	
Purchase of 349,318 treasury shares							(1,525,012)	(1,525,012)
22,000 shares issued in connection with the exercise of stock options				(68,772)			106,336	37,564
Balance December 31, 2000			1,794,141	1,336,805	748,602	26,464,712	(1,808,901)	28,535,359
Net income						3,075,190		3,075,190
Change in unrealized gain on investments, net of income taxes benefit of $115,164					(223,554)			(223,554)
Purchase of 1,050 treasury shares							(4,542)	(4,542)
Capital contributed in asset purchase				437			9,019	9,456
Balance December 31, 2001			1,794,141	1,337,242	525,048	29,539,902	(1,804,424)	31,391,909
Net income						**889,613**		**889,613**
Change in unrealized gain on investments, net of income taxes expense of $236,478					**470,138**			**470,138**
Purchase of 770,494 treasury shares							**(3,852,611)**	**(3,852,611)**
600 shares issued in connection with the exercise of stock options				**(104)**			**2,893**	**2,789**
Balance December 31, 2002			**$ 1,794,141**	**$ 1,337,138**	**$ 995,186**	**$ 30,429,515**	**$ (5,654,142)**	**$ 28,901,838**

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Consolidated Statements of Cash Flows

	Years Ended December 31,		
	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 889,613	$ 3,075,190	$ 3,918,357
Adjustments to reconcile net income to net cash provided by operating activities:			
Net realized (gain) loss on investments	1,220,477	(22,542)	320,742
Net realized loss on goodwill impairment	1,660,858	-	-
Net realized (gain) loss on disposal of property and equipment	1,073	(14,800)	1,497
Net realized gain on disposal of subsidiaries	-	-	(59,936)
Net realized loss on debt forgiveness	-	-	30,000
Depreciation and amortization	311,459	306,061	327,524
Deferred federal income tax (benefit) expense	(269,166)	(86,180)	319,316
Change in operating assets and liabilities:			
Premiums receivable	(721,596)	(2,597,506)	(378,339)
Accounts and reinsurance receivable, net	(742,180)	(1,002,684)	709,732
Deferred policy acquisition costs	(1,131,293)	(879,746)	(423,594)
Other assets	(508,042)	(147,402)	(121,202)
Reserve for unpaid losses and loss adjustment expenses	2,686,905	1,913,983	(764,397)
Unearned premiums	4,274,496	3,289,855	309,642
Experience rating adjustments payable	(1,708,084)	5,155,850	(233,026)
Retrospective premium adjustments payable	235,029	2,861,302	772,043
Funds held under reinsurance treaties	511,777	1,001,520	-
Contract funds on deposit	(620,261)	(135,605)	(198,648)
Other liabilities	356,316	1,525,649	(218,409)
Net cash provided by operating activities	6,447,381	14,242,945	4,311,302
Cash flows from investing activities:			
Proceeds from held to maturity: fixed maturities due to redemption or maturity	1,250,400	1,341,000	1,020,000
Proceeds from available for sale: fixed maturities sold, redeemed and matured	5,933,115	7,383,150	6,342,760
Proceeds from available for sale: equity securities sold	19,056,907	13,175,789	10,288,020
Cost of investments purchased:			
Held to maturity: fixed maturities	(1,102,131)	(299,955)	(884,859)
Available for sale: fixed maturities	(7,530,214)	(8,064,552)	(5,099,713)
Equity securities	(20,098,251)	(15,288,282)	(9,903,848)
Net change in short-term investments and securities purchased under agreements to resell	(19,659,165)	543,300	627,764
Purchase of furniture, equipment and leasehold improvements	(164,345)	(108,822)	(86,253)
Cash used in purchase of subsidiary	-	-	(958,094)
Cash used in acquisition of assets	(25,000)	(403,503)	-
Other	-	11,826	(7,165)
Net cash provided by (used in) investing activities	(22,338,684)	(1,710,049)	1,338,612
Cash flows from financing activities:			
Proceeds from note payable to bank	20,040,000	20,350,000	17,157,000
Repayments of note payable to bank	(23,540,000)	(19,892,000)	(17,160,000)
Proceeds from stock options exercised	2,789	-	37,564
Acquisition of treasury stock	(3,852,611)	(4,542)	(1,525,012)
Issuance of redeemable preferred securities of subsidiary trust	8,000,000	-	-
Net cash provided by (used in) financing activities	650,178	453,458	(1,490,448)
Net increase (decrease) in cash	(15,241,125)	12,986,354	4,159,466
Cash at beginning of year	19,547,132	6,560,778	2,401,312
Cash at end of year	$ 4,306,007	$ 19,547,132	$ 6,560,778
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 100,098	$ 13,398	$ 230,200
Income taxes	$ 1,988,102	$ 950,000	$ 1,445,000
Supplemental schedule of noncash investing activities:			
Common shares issued in purchase acquisition	$ -	$ 9,456	$ 300,000

See accompanying notes to consolidated financial statements.

BANCINSURANCE CORPORATION
Notes to Consolidated Financial Statements

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Organization

Bancinsurance Corporation (the "Company" or "Bancinsurance") is a specialty property insurance holding company incorporated in the State of Ohio in 1970. Our principal sources of revenue are premiums paid by insureds for insurance policies issued by our wholly-owned subsidiary, Ohio Indemnity Company ("Ohio Indemnity"). Ohio Indemnity is licensed in 47 states and the District of Columbia and for surplus lines in Texas. As such, Ohio Indemnity is subject to the regulations of the Department of Insurance of the State of Ohio (the "Department") and the regulations of each state in which it operates. The majority of Ohio Indemnity's premiums are derived from two distinct lines of business: (1) products designed for automobile lenders/dealers and (2) unemployment insurance protection products. Our automobile lender/dealer group offers two types of products. First, ultimate loss insurance, a blanket vendor single interest coverage, is the primary product we offer to financial institutions nationwide. This lender product insures banks and financial institutions against damage to pledged collateral in cases where the collateral is not otherwise insured. An ultimate loss insurance policy is generally written to cover a lender's complete portfolio of collateralized personal property loans, typically automobiles. During 2002, we began issuing creditor placed insurance policies, which are an alternative to our traditional blanket vendor single interest product. While both products cover the risk of damage to uninsured collateral in a lender's automobile loan portfolio, creditor placed insurance covers a lender's portfolio through tracking individual borrower insurance. Second, our guaranteed auto protection insurance ("GAP") pays the difference or gap between the amount owed by the customer on a lease or loan contract and the amount of primary insurance company coverage in the event a vehicle is damaged beyond repair or stolen and never recovered. The GAP product is sold to automobile dealers, lenders and lessors who then sell coverage directly to the borrower at the time of purchasing or leasing an automobile. Our unemployment insurance protection products are utilized by not-for-profit entities which elect not to pay the unemployment compensation tax and instead reimburse the state unemployment agencies for benefits paid by the agency to former employees. Certain national cost containment firms provide programs to assure that reimbursing employers discharge their unemployment compensation commitments. Ohio Indemnity bonds these firms for their program responsibilities. Ohio Indemnity also provides this coverage to groups of not-for-profits under trust arrangements. In addition, state mandated surety bonds, which are required by certain state Departments of Labor are underwritten. Ohio Indemnity also assumes bail bond coverage. No single customer of our Company accounts for a predominant share of consolidated revenue, except for two lender insurance product customers.

Our wholly-owned subsidiary, American Legal Publishing Corporation ("ALPC"), publishes and distributes ordinances for over 1,500 municipalities and counties nationwide in addition to state governments. Ordinance codification is the process of collecting, organizing and publishing legislation for state and local governments.

In July 2002, we formed Ultimate Services Agency, LLC, an Ohio limited liability company ("USA"). USA will act as an agency for placing property and casualty insurance policies offered and underwritten by Ohio Indemnity and by other property and casualty insurance companies. Our wholly-owned subsidiary, Paul Boardway and Associates, Inc., a property/casualty insurance agency, was dissolved in the fourth quarter of 2002.

In December 2002, we organized BIC Statutory Trust I, a Connecticut special purpose business trust ("BIC Trust"), which issued $8,000,000 of floating rate trust preferred securities in a private placement offering. BIC Trust was formed for the sole purpose of issuing and selling the floating rate trust preferred securities and investing the proceeds from such securities in subordinated notes of the Company, which notes have the same terms and conditions as the floating rate trust preferred securities.

(b) Basis of Financial Statement Presentation

Our accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") which vary in certain respects from reporting practices prescribed or permitted by the State of Ohio. Effective January 1, 2001, the State of Ohio required that insurance companies domiciled in the State of Ohio prepare their statutory basis financial statements in accordance with the National Association of Insurance Commissioners ("NAIC") Accounting Practices and Procedures Manual. The effects of these differences on shareholders equity and net income are shown in Note 13.

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(c) Consolidation Policy

Our accompanying financial statements include the Company's accounts and our wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

(d) Investments

Investments in held to maturity fixed maturities, which include fixed maturity securities and preferred stocks with mandatory redemption features, where we have the ability and intent to hold to maturity or put date, are carried at amortized cost. Investments in fixed maturities held as available for sale are carried at fair value. The unrealized holding gain or loss, net of applicable deferred taxes, is reflected in other comprehensive income.

Available for sale equity securities, which include common stocks and preferred stocks without mandatory redemption features, are reported at fair value with unrealized gains or losses, net of applicable deferred taxes, reflected in other comprehensive income. Short-term investments are reported at cost which approximates fair value.

Realized gains and losses on disposal of investments are determined by the specific identification method and are included in net investment income. The carrying value of investments is revised and the amount of revision is charged to net realized losses on investments when management determines that a decline in the value of an investment is other than temporary.

(e) Accounts Receivable

Accounts receivable at December 31, 2002 are comprised of ALPC's municipal code contract billings. We estimate our allowance for doubtful accounts and bad debts based upon our assessment of the collectibility of receivables and prior experience.

(f) Excess of Investment Over Net Assets of Subsidiary

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS 142, we no longer amortize goodwill and intangibles which have indefinite lives. SFAS 142 requires that we assess goodwill and intangibles with indefinite lives for impairment at least annually, based on the fair value of the related reporting unit. Our annual impairment assessment will be performed in the fourth quarter on an on-going basis.

As an initial step in the SFAS 142 implementation process, we assigned goodwill and intangibles to our property casualty insurance, insurance agency and municipal code publishing reporting units. Following such assignment, the fair value of each reporting unit was compared to its carrying value. Fair values were determined by discounting estimated future cash flows.

Based on our impairment testing, a net after-tax impairment charge of $1,481,858 was recognized as a cumulative effect of change in accounting principle in the first quarter of 2002. The impairment charge was associated with the August 1999 acquisition of Paul Boardway and Associates, Inc.

We dissolved Paul Boardway and Associates, Inc. in the fourth quarter of 2002. As a result, the remaining goodwill of $179,000 was recorded as a pre-tax impairment charge to income.

(g) Intangible Asset

On July 19, 1999, we entered into an Agreement and Plan of Merger with Westford Group, Inc., an Ohio corporation ("Westford"), whereby Westford would be merged with and into Bancinsurance. On February 29, 2000, the shareholders of Westford approved the merger. Immediately following the merger, Westford's wholly-owned subsidiary, ALPC, became a wholly-owned subsidiary of Bancinsurance. The merger was accounted for as a purchase. The excess of the fair value of net assets acquired over the purchase price of approximately $440,782 was allocated to a database acquired. The database is comprised of municipal code data and related files. Provision for amortization of the database is based on an estimated useful life of 20 years reflecting the long-lived nature of the municipal codes and is computed on the straight-line method.

On June 20, 2001, ALPC, purchased substantially all the net assets of Justinian Publishing Company, an Ohio Corporation ("Justinian"), for (1) $403,503 in cash; (2) 2,000 Bancinsurance common shares; and (3) a $100,000 non-interest bearing promissory note due on the first anniversary of the closing date. We paid the acquisition consideration from existing cash reserves. The acquisition was accounted for using the purchase method. The excess of the fair value of the net assets acquired over the purchase price of approximately $478,491 was allocated to a database acquired. The database is comprised of municipal code data and related files. Provision for amortization of the database is based on an estimated useful life of 20 years (and is computed on a straight-line method).

On July 19, 2002, ALPC purchased substantially all the net assets of Burlington Publishing Systems, a Kentucky corporation, for $100,000 which was made up of $25,000 in cash and a $75,000 non-interest bearing promissory note payable in five installments of $15,000 on the first, second, third, fourth and fifth anniversaries of the closing date. The excess of the fair value of the net assets acquired over the purchase price of $89,894 was allocated to a database. The database is comprised of municipal code data and related files. Provision for amortization of the database is based on an estimated useful life of 20 years and is computed on the straight-line method.

As a result of assigning goodwill and intangibles to our reporting units, in connection with our SFAS 142 impairment assessment, we identified a noncompete agreement in the amount of $120,001 that was separately classified as an intangible with a definite life of five years.

(h) Recognition of Revenue and Related Expenses

Ohio Indemnity's insurance premiums are earned over the terms of the related insurance policies and reinsurance contracts. For our lender/dealer insurance products, premiums are earned in proportion to the risk assumed. For our unemployment insurance protection products, premiums are earned pro rata over the policy term. The portion of premiums written applicable to the unexpired portion of insurance contracts is recorded in the balance sheet as unearned premiums.

Revenue from ALPC municipal code contracts is recognized on the percentage-of-completion method. Completion is measured based on the percentage of direct labor costs incurred to date to estimated direct labor costs for each contract. While we use available information to estimate total direct labor costs on each contract, actual experience may vary from estimated amounts. Revenue from code supplements is recognized on the completed-contract method because the typical supplement is completed in a few months.

Commission fee revenues for USA (and Paul Boardway and Associates prior to its dissolution) are recognized when earned based on contractual rates and services provided.

(i) Policy Acquisition Costs

Acquisition expenses, mainly commissions and premium taxes, related to unearned premiums are deferred and amortized over the period the coverage is provided. Anticipated losses and other expenses related to those premiums are considered in determining the recoverability of deferred acquisition costs.

(j) Reserve for Unpaid Losses and Loss Adjustment Expenses

Loss and loss adjustment expense reserves represent our best estimate of the estimated ultimate net cost of all reported and unreported losses incurred through December 31. We do not discount loss and loss adjustment expense reserves. The reserves for unpaid losses and loss adjustment expenses are estimated using individual case-basis valuations and statistical analyses. Those estimates are subject to the effects of trends in loss severity and frequency. Although considerable variability is inherent in such estimates, we believe the reserves for losses and loss adjustment expenses are adequate. The estimates are regularly reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

(k) Reinsurance

In the ordinary course of business, we cede and assume reinsurance with other insurers and reinsurers. Ceded reinsurance transactions are attributable to a lender insurance policy. The assumed business represents a quota share participation in the gross liability of an insurer covering bail bond business.

(l) Experience Rating and Retrospective Premium Adjustments

Certain policies are eligible for premium adjustments based upon a comparison of actual losses to expected losses. For certain policies, return premiums are calculated and settled on an annual basis. These balances are presented in the accompanying balance sheets as retrospective premium adjustments payable. Certain other policies are eligible for an experience rating adjustment that is calculated and adjusted from period to period and settled upon cancellation of the policy. These balances are presented in the accompanying balance sheets as experience rating adjustments payable.

(m) Contract Funds on Deposit

We have an agreement with a cost containment service firm involving a program designed to control the unemployment compensation costs of certain non-profit employers. Pursuant to this agreement, a surety bond has been issued insuring the payment of certain reimbursable unemployment compensation benefits on behalf of the employers enrolled in this program. Certain monies allocated toward the payment of these benefits are held by us. Together with the cost containment service firm, we share any residual resulting from the development of benefits to be paid from the contract funds held on deposit. We record management fees in the period the residual is shared with the cost containment service firm. Fees of $749,442, $846,446 and $659,929 were recognized in 2002, 2001 and 2000, respectively, as a result of this arrangement.

(n) Depreciation and Amortization

Furniture and fixtures are stated at cost and depreciated using the straight-line method over a three year useful life. Leasehold improvements are capitalized and amortized over the remaining office lease term. Maintenance, repairs and minor renewals are charged directly to expense as incurred.

(o) Federal Income Taxes

We file a consolidated federal income tax return with our subsidiaries. Accordingly, deferred tax liabilities and assets have been recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Deferred income taxes are recognized at prevailing income tax rates for temporary differences between financial statement and income tax bases of assets and liabilities for which income tax benefits will be realized in future years.

(p) Disclosures about Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that fair value:

Short-term investments and securities purchased under agreements to resell:

For these short-term investments, the carrying amounts are reasonable estimates of fair value.

Fixed maturities and equity securities:

Fair values are based upon quoted market prices or dealer quotes for comparable securities.

Accounts and notes receivable:

The carrying amounts are reasonable estimates of fair value.

Note payable to bank:

Rates currently available to us for debt with similar terms and remaining maturities are used to estimate fair value of existing debt. Based on this analysis, the carrying amount is a reasonable estimate of fair value.

Redeemable preferred securities:

Fair value is estimated using discounted cash flow calculations based on interest rates currently being offered for similar obligations with maturities consistent for the obligation being valued.

(q) Cash and Cash Equivalents

We classify investments as cash equivalents if their original maturity is three months or less. Cash equivalents are stated at cost, which approximates fair value.

(r) Reclassifications

Certain prior year amounts have been reclassified in order to conform to the 2002 presentation.

(2) INVESTMENTS

The amortized cost and estimated fair values of investments in held to maturity and available for sale securities were as follows:

	December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity:				
Fixed maturities:				
US Treasury securities and obligations of US government corporations and agencies	$ 1,535,197	$ 32,428	$ -	$ 1,567,625
Obligations of states and political subdivisions	2,952,552	171,726	-	3,124,278
	4,487,749	204,154	-	4,691,903
Available for sale:				
Fixed maturities:				
Obligations of states and political subdivisions	15,529,900	385,668	37,918	15,877,650
Corporate securities	27,500	7,500	-	35,000
Equity securities	6,051,043	1,367,886	215,279	7,203,650
	21,608,443	1,761,054	253,197	23,116,300
Totals	$ 26,096,192	$ 1,965,208	$ 253,197	$ 27,808,203

	December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to maturity:				
Fixed maturities:				
US Treasury securities and obligations of US government corporations and agencies	$ 2,235,092	$ 80,093	$ -	$ 2,315,185
Obligations of states and political subdivisions	2,415,797	44,541	2,276	2,458,062
Redeemable preferred stock	96,000	-	-	96,000
	4,746,889	124,634	2,276	4,869,247
Available for sale:				
Fixed maturities:				
Obligations of states and political subdivisions	13,951,094	179,793	108,860	14,022,027
Corporate securities	260,328	43,125	52,328	251,125
Equity securities	5,981,774	1,364,753	630,955	6,715,572
	20,193,196	1,587,671	792,143	20,988,724
Totals	$ 24,940,085	$ 1,712,305	$ 794,419	$ 25,857,971

The amortized cost and estimated fair value of investments in held to maturity and available for sale securities at December 31, 2002, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2002			
	Held to Maturity		Available for Sale	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,399,283	$ 1,419,969	$ 320,420	$ 321,317
Due after one year but less than five years	794,880	824,155	3,793,480	3,988,548
Due after five years but less than ten years	1,809,357	1,938,223	3,852,892	3,935,336
Due after ten years	484,229	509,556	7,590,609	7,667,449
	$ 4,487,749	$ 4,691,903	$ 15,557,401	$ 15,912,650

Investment income, net of expenses, is summarized below:

	2002	2001	2000
Held to maturity:			
Fixed maturities	$ 119,609	$ 295,469	$ 357,902
Available for sale:			
Fixed maturities	884,811	835,867	733,583
Equity securities	230,101	196,707	184,805
Short-term investments	118,141	173,834	315,755
Other	9,221	44,176	63,006
Expenses	(60,372)	(49,432)	(26,745)
Investment income	$ 1,301,511	$ 1,496,621	$ 1,628,306

Fixed maturity investments were predominately income producing for the years ended December 31, 2002, 2001 and 2000.

See Note 1(p) for a description of the methods and significant assumptions used to estimate the fair value of financial instruments.

The proceeds from sales of available-for-sale securities were $24,990,022, $20,558,939 and $16,630,780 for the years ended December 31, 2002, 2001 and 2000, respectively.

Pre-tax net realized gains (losses) on investments were as follows for each of the years ended December 31:

		2002	2001	2000
Gross realized gains:				
Available for sale:	fixed maturities	$ 35,508	$ 53,314	$ 34,111
	equity securities	320,661	665,761	339,940
Total gains		356,169	719,075	374,051
Gross realized losses:				
Held to maturity:	fixed maturities	-	400	-
Available for sale:	fixed maturities	187,908	46,992	56,833
	equity securities	1,388,738	649,141	637,960
Total losses		1,576,646	696,533	694,793
Net realized gains (losses)		$ (1,220,477)	$ 22,542	$ (320,742)

At December 31, 2002, investments having a par value of $4,157,000 were on deposit with various state insurance departments to meet their respective regulatory requirements.

(3) DEFERRED POLICY ACQUISITION COSTS

Changes in deferred policy acquisition costs at December 31 are summarized as follows:

	2002	2001
Deferred, January 1	$ 1,522,533	$ 642,787
Additions:		
Commissions	1,904,229	1,682,847
Premium tax	135,711	122,837
	2,039,940	1,805,684
Amortization to expense	908,647	925,938
Deferred, December 31	$ 2,653,826	$ 1,522,533

(4) UNCOMPLETED CONTRACTS

Revenues earned on uncompleted codification contracts by ALPC were $1,492,583 and $1,035,321 and billings to date on those contracts were $1,361,640 and $991,266, at December 31, 2002 and 2001, respectively. The excess of costs and estimated earnings over billings to date are presented in the accompanying balance sheets.

(5) GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by reporting unit for the year ended December 31, 2002 are as follows:

	Property/Casualty Insurance	Insurance Agency	Municipal Code Publishing	Total
Balance, Dec. 31, 2001	$ 753,737	$ 1,780,859	$ -	$ 2,534,596
Impairment write-offs	-	(1,660,858)	-	(1,660,858)
Noncompete agreement recognition	-	(120,001)	-	(120,001)
Balance, December 31, 2002	$ 753,737	$ -	$ -	$ 753,737

Intangible assets as of December 31 were as follows:

	As of December 31, 2002			As of December 31, 2001		
	Cost	**Accumulated Amortization**	**Net**	Cost	Accumulated Amortization	Net
Amortization Intangibles:						
Databases	**$ 1,008,773**	**$ (102,562)**	**$ 906,211**	$ 919,273	$ (54,361)	$ 864,912
Noncompete agreement	**120,394**	**(32,039)**	**88,355**	-	-	-
Total intangible assets	**$ 1,129,167**	**$ (134,601)**	**$ 994,566**	$ 919,273	$ (54,361)	$ 864,912

Amortization expense related to amortizable intangible assets was $80,240, $35,995 and $18,366 during 2002, 2001 and 2000, respectively. The estimated amortization expense of intangible assets for the next five fiscal years ending December 31 is as follows:

2003	$ 74,518
2004	74,518
2005	74,518
2006	66,518
2007	50,477

A reconciliation of the previously reported 2001 and 2000 statements of income information to pro forma amounts that reflect the elimination of amortization of goodwill is presented below:

	2001			2000		
		Per Share			Per Share	
	Amount	Basic	Diluted	Amount	Basic	Diluted
Net income, as reported	$ 3,075,190	$ .53	$ .53	$ 3,918,357	$ .66	$ .66
Amortization of goodwill	101,316	.02	.02	102,556	.02	.02
Pro forma net income	$ 3,176,506	$ .55	$ .55	$ 4,020,913	$ .68	$ .68

(6) NOTE PAYABLE TO BANK

As of December 31, 2002, we had an unsecured $13,000,000 revolving line of credit with a maturity date of June 30, 2006 with an outstanding balance of $2,100,000. The revolving credit agreement provides for interest payable quarterly, at an annual rate equal to 0.75% less than the prime rate (3.5% per annum at December 31, 2002). The bank that provides the credit line is also a policyholder of the Company. Premium from this policyholder represented 10.2% of revenue for the year ended December 31, 2002.

(7) LEASES AND SHARED EXPENSES

We routinely lease premises for use as administrative offices, vehicles and office equipment under operating leases for varying periods. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

Consolidated rental expenses under operating leases were $303,781, $267,000 and $198,353 during 2002, 2001 and 2000, respectively.

The future minimum lease payments required under these operating leases for the next five fiscal years ending December 31 are as follows:

Year Ending	Operating Leases
2003	$ 243,679
2004	223,317
2005	175,850
2006	208,769
2007	224,009
	$ 1,075,624

In January 2001, we entered into a new lease for our Columbus office space, replacing the then existing commitment. Under its provisions, no cash payments were due until April 1, 2002. Rent expense will be recognized evenly over the lease term ending December 31, 2008.

(8) REDEEMABLE PREFERRED SECURITIES

On December 4, 2002, our Connecticut special purpose business trust subsidiary, BIC Statutory Trust I ("BIC Trust"), sold $8 million of floating rate trust preferred capital securities in an exempt private placement transaction. BIC Trust was formed for the sole purpose of issuing these securities. BIC Trust contributed the proceeds from the issuance of the floating rate trust preferred securities to Bancinsurance who then issued to BIC Trust junior subordinated debentures with the same terms and conditions. We have fully and unconditionally guaranteed all of BIC Trust's obligations with respect to the floating rate trust preferred capital securities. The floating rate trust preferred capital securities are presented in the Consolidated Balance Sheets as "Minority interest in consolidated subsidiary: redeemable preferred securities of subsidiary trust." The floating rate trust preferred capital securities pay interest quarterly at a rate equal to three month LIBOR plus four hundred basis points (5.4% per annum at December 31, 2002), are redeemable at par on or after December 4, 2007 and mature on December 4, 2032. The impact of the junior subordinated debentures has been eliminated in our accompanying financial statements.

(9) FEDERAL INCOME TAXES

Deferred income taxes for 2002 and 2001 reflect the impact of "temporary differences" between amounts of assets and liabilities for financial reporting purposes and such amounts as measured on an income tax basis. Temporary differences which give rise to the net deferred tax liability at December 31 are as follows:

	2002	2001
Deferred tax assets:		
Unpaid loss and loss adjustment expense reserves	$ **121,063**	$ 79,395
Unearned premium reserves	**622,859**	354,439
Accrued bonus	**99,079**	99,079
Capital loss carryforward	**442,998**	108,988
Other reserves	**66,908**	34,000
Book/tax depreciation differences	**28,109**	35,061
Other	**-**	28,066
Subtotal	**1,381,016**	739,028
Deferred tax liabilities:		
Unrealized gains on available for sale securities	**(512,671)**	(270,479)
Discounting of anticipated salvage and subrogation	**(2,752)**	(2,752)
Deferred policy acquisition costs	**(902,303)**	(517,662)
Accrued dividends receivable	**(4,182)**	(3,627)
Other goodwill	**-**	(42,320)
Book/tax depreciation differences	**-**	(5,574)
Other	**(41,135)**	(5,615)
Subtotal	**(1,463,043)**	(848,029)
Net deferred tax liability	$ **(82,027)**	$ (109,001)

Net deferred tax assets and liabilities and federal income tax expense in future years can be materially affected by changes in enacted tax rates or by unexpected adverse events.

The provision for federal income taxes at December 31 consists of the following:

	2002	2001	2000
Current	$ **1,175,825**	$ 1,056,810	$ 1,662,025
Current recoverable	**-**	-	(109,052)
Deferred expense (benefit)	**(235,295)**	134,557	149,603
Federal income taxes	$ **940,530**	$ 1,191,367	$ 1,702,576

The difference between income taxes provided at our effective tax rate and the 34% federal statutory rate at December 31 is as follows:

	2002	2001	2000
Federal income tax at statutory rate	$ **1,137,555**	$ 1,450,629	$ 1,911,117
Dividends received deduction and tax exempt interest	**(326,397)**	(327,644)	(282,613)
Business meals and entertainment	**20,238**	46,686	41,114
Non-deductible interest expense	**-**	1,225	12,904
Other	**109,134**	20,471	20,054
Federal income taxes	$ **940,530**	$ 1,191,367	$ 1,702,576

For tax return purposes, as of December 31, 2002, we have capital loss carryforwards of $1,111,727 that expire, if unused, in 2007.

(10) BENEFIT PLANS

The Ohio Indemnity Company Employee 401(k) and Profit Sharing Plan (the "401(k) Plan") is available to full-time employees who meet the 401(k) Plan's eligibility requirements. Under the 401(k) Plan, we match 50% of the qualified employee's contribution up to 6% of salary. The total cost of the matching contribution was $133,353, $92,340 and $109,395 for the years 2002, 2001 and 2000, respectively.

(11) STOCK OPTION PLANS

We apply APB Opinion No. 25 and related interpretations in accounting for stock options issued to employees, officers and directors under our equity compensation plans. FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), was issued by the FASB in 1995 and changes the methods for recognition of cost on equity compensation plans similar to those used by the Company. Adoption of SFAS 123 is optional; however, pro forma disclosures as if we had adopted the cost recognition requirements under SFAS 123 in 2002, 2001 and 2000 are presented below.

We have stock options outstanding and exercisable at December 31, 2002 under three equity compensation plans, each of which has been approved by our security holders. First, our 1984 Stock Option Plan (the "1984 Stock Option Plan") was open to all employees of the Company and its subsidiaries. All options were granted to employees of our Company before May 17, 1994 and had a term of not more than ten years. Under the 1984 Stock Option Plan, options for 40,000 common shares were outstanding at December 31, 2002 and expire at various dates in 2003 and 2004 and range in option price per share from $5.25 to $6.00.

Second, our 1994 Stock Option Plan (the "1994 Stock Option Plan") provides for the grant of options to purchase up to an aggregate of 500,000 common shares, with a 100,000 common share maximum for any one participant. Key employees, officers, and directors of, and consultants and advisors to, Bancinsurance and its subsidiaries are eligible to participate in the 1994 Stock Option Plan. The 1994 Stock Option Plan is administered by the Compensation Committee which determines to whom and when options will be granted along with the terms and conditions of the options. Under the 1994 Stock Option Plan, options for 347,900 common shares were outstanding at December 31, 2002 and expire at various dates from 2004 to 2012 and range in option price per share from $2.50 to $6.75. Of the options for 347,900 common shares outstanding, 44,000 have been granted to our non-employee directors and 303,900 have been granted to employees for compensatory purposes.

Finally, our 2002 Stock Incentive Plan (the "2002 Plan") provides for awards, including grant of options, to purchase up to an aggregate of 600,000 common shares. Key employees, officers and directors of, and consultants and advisors to, Bancinsurance and its subsidiaries are eligible to participate in the 2002 Plan. The 2002 Plan is administered by the Compensation Committee which determines to whom and when options, restricted stock or stock appreciation rights will be granted as well as with the terms and conditions of the award. Under the 2002 Plan, options for 100,000 common shares were outstanding at December 31, 2002 and expire in 2012 and have an option price per share of $4.50.

A summary of the status of our stock options as of December 31, 2002, 2001 and 2000 and changes during the year ended on those dates is presented below:

	2002		2001		2000	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**355,500**	**$4.81**	323,000	$4.76	363,500	$ 4.42
Granted	**164,000**	**4.66**	49,000	4.62	16,000	4.04
Exercised	**(600)**	**4.65**	(14,000)	2.89	(39,500)	1.55
Expired	**-**	**-**	-	-	-	-
Canceled	**(31,000)**	**5.33**	(2,500)	4.75	(17,000)	4.43
Outstanding at end of year	**487,900**	**$4.73**	355,500	$4.81	323,000	$ 4.76
Options exercisable at year-end	**242,580**		209,300		180,500	
Shares reserved for issuance	**1,042,900**		434,500		501,000	
Options available for future grant	**555,000**		129,000		178,000	
Weighted average fair value of options granted during the year	**$ 1.7135**		$ 2.0434		$ 2.1071	

The fair value of each option granted during 2002, 2001 and 2000 is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: (1) expected volatility of 28.97% for 2002, 35.15% for 2001 and 43.06% for 2000, (2) risk-free interest rate of 5.00% for options granted May 17, 2002, 4.71% for options granted June 4, 2002, 3.86% for options granted July 26, 2002, 3.48% for options granted October 28, 2002, 3.41% for options granted November 4, 2002, 5.24% for options granted May 17, 2001, 5.31% for options granted May 30, 2001, 5.20% for options granted May 31, 2001, 6.72% for options granted May 17, 2000 and 6.52% for options granted May 31, 2000 and (3) expected life of 6 years for all years.

The following table summarizes weighted-average information by range of exercise prices for stock options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/02	Weighted-Average Exercise Price
$ 2.50 - 2.875	21,500	2.88	$2.57	21,500	$2.57
3.375 - 3.875	34,000	3.93	3.82	34,000	3.82
4.00 - 4.85	282,400	7.83	4.58	96,080	4.65
5.25 - 5.625	112,000	6.60	5.32	53,000	5.37
6.00 - 6.75	38,000	1.48	6.11	38,000	6.11
2.50 - 6.75	487,900	6.56	4.73	242,580	4.73

If compensation cost for our 2002, 2001 and 2000 grants for stock-based compensation plans had been determined consistent with SFAS 123, our net income and net income per common share would approximate the pro forma amounts below:

	As Reported			Pro Forma		
	2002	2001	2000	2002	2001	2000
Net income	**$ 889,613**	$ 3,075,190	$ 3,918,357	**$ 875,944**	$ 3,068,601	$ 3,916,083
Net income per common share, diluted	**$ .16**	$ .53	$ .66	**$ .16**	$ .53	$ .66

The effects of applying SFAS 123 in this pro forma disclosure are not indicative of future amounts. Additional awards in future years are anticipated.

(12) STATUTORY RESTRICTIONS

Generally, Ohio Indemnity is restricted by the insurance laws of the State of Ohio as to amounts that can be transferred to Bancinsurance in the form of dividends, loans, or advances without the approval of the Department. Under these restrictions, during 2003, dividends, loans or advances in excess of $3,235,322 will require the approval of the Department.

(13) STATUTORY SURPLUS AND NET INCOME

Ohio Indemnity is statutorily required to file financial statements with state regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting principles, each of which may differ from GAAP. Prescribed statutory accounting practices include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the NAIC. Permitted statutory accounting practices encompass all accounting practices not so prescribed, but allowed by the state of domicile. Ohio Indemnity has no permitted statutory accounting practices.

As of December 31, Ohio Indemnity's statutory surplus and net income determined in accordance with accounting practices prescribed by the Department differed from shareholders' equity and net income determined in accordance with GAAP by the following:

	Shareholders' Equity/Surplus		Net Income	
	2002	2001	2002	2001
Statutory	$ 32,353,218	$ 29,632,880	$ 1,751,827	$ 2,567,615
Reconciling items:				
Non-admitted assets	91,723	2,818	-	-
Deferred policy acquisition costs	2,653,826	1,522,533	1,131,292	879,746
Deferred taxes	(1,023,087)	(538,651)	166,270	(134,557)
Unrealized gain on available for sale fixed maturities	355,249	61,730	-	-
Provision for reinsurance	-	32,027	-	-
GAAP	$ 34,430,929	$ 30,713,337	$ 3,049,389	$ 3,312,804

(14) RESERVE FOR UNPAID LOSSES AND LOSS ADJUSTMENT EXPENSES

Activity in the reserve for unpaid losses and loss adjustment expenses is summarized as follows:
(Dollars in thousands)

	2002	2001	2000
Balance at January 1	$ 4,873	$ 2,959	$ 3,723
Less reinsurance recoverables	90	20	2
Net Balance at January 1	4,783	2,939	3,721
Incurred related to:			
Current year	29,121	21,759	17,169
Prior years	(858)	(100)	(2,100)
Total incurred	28,263	21,659	15,069
Paid related to:			
Current year	21,103	17,074	14,210
Prior years	4,667	2,741	1,641
Total paid	25,770	19,815	15,851
Net Balance at December 31	7,276	4,783	2,939
Plus reinsurance recoverables	283	90	20
Balance at December 31	$ 7,559	$ 4,873	$ 2,959

As a result of changes in estimates of insured events in prior years, the provision for unpaid losses and loss adjustment expenses decreased by $858,000, $100,000 and $2,100,000 in 2002, 2001 and 2000, respectively, due to redundancy in ultimate loss coverage reserves for prior accident years.

(15) REINSURANCE

In the ordinary course of business, we assume and cede reinsurance with other insurers and reinsurers. Such arrangements serve to enhance our capacity to write business, provide greater diversification and limit our maximum loss arising from large risks. Ceded reinsurance is effected by negotiation on individual risks. Although reinsurance does not discharge the original insurer from its primary liability to it s policyholders, it is the practice of insurers for accounting purposes to treat reinsured risks as risks of the reinsurer. The primary insurer would only reassume liability in those situations where the reinsurer is unable to meet the obligations it assumed under the reinsurance agreements. The ability to collect reinsurance is subject to the solvency of the reinsurers.

Our ceded reinsurance transactions are attributable to a lender insurance policy. The assumed business represents a quota share participation in the gross liability of an insurer covering bail bond business.

A reconciliation of direct to net premiums, on both a written and earned basis, for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002		2001		2000	
	Premiums Written	**Premiums Earned**	Premiums Written	Premiums Earned	Premiums Written	Premiums Earned
Direct	**$ 45,403,898**	**$ 40,978,953**	$ 44,384,593	$ 38,390,171	$ 26,007,426	$ 25,058,892
Assumed	**495,762**	**411,179**	329,739	173,005	-	-
Ceded	**(835,045)**	**(507,895)**	(1,105,872)	(254,438)	(186,706)	(217,077)
	$ 45,064,615	**$ 40,882,237**	$ 43,608,460	$ 38,308,738	$ 25,820,720	$ 24,841,815

The amounts of recoveries pertaining to reinsurance contracts that were deducted from losses incurred during 2002, 2001 and 2000 were: $231,998, $164,794 and $161,411, respectively. Ceded reinsurance decreased commission expense incurred by $132,344 $160,839 and $49,988, respectively.

(16) RELATED PARTIES

Loans to affiliates at December 31, 2001 included a $96,000 loan to an officer of the Company. Such indebtedness was due and payable on February 1, 2002. Pursuant to the terms of a Resignation Agreement and Release between the Company and such officer, we offset the loan payable against $96,000 that was due and payable by the Company under such Resignation Agreement and Release at the officers termination on March 31, 2002.

In 1994, we entered into a Split-Dollar Insurance Agreement with a bank, as trustee, for the benefit of an officer and his spouse. The bank has acquired a second-to-die policy on the lives of the insureds, in the aggregate face amount of $2,700,000. At December 31, 2002, we had loaned the trustee $645,777 under this agreement for payment of insurance premiums. Amounts loaned by the Company to the trustee are to be repaid, in full, without interest from any of the following sources: (1) cash surrender value of the underlying insurance contracts; (2) death benefits; and/or (3) the sale of 15,750 common shares of the Company contributed by the officer to the trust. In February 2000, we entered into a Split-Dollar Insurance Agreement for the benefit of another officer in the face amount of $1,000,000. At December 31, 2002, $30,000 was included in loans to affiliates for payment of insurance premiums in accordance with this agreement. All premiums paid by the Company in accordance with this agreement are to be repaid, in full, without interest, upon the death, retirement or termination of the officer.

During 2001 and 2000, we agreed to repurchase common shares of the Company from two officers of Ohio Indemnity concurrent with the issuance of such common shares through exercise of stock options. The $22,640 payment in 2001 and the $58,750 payment in 2000 to settle the option grants were recorded as compensation expense.

We share the Company's executive offices with certain of our consolidated subsidiaries. Rental, equipment and bookkeeping expenses are allocated among them pursuant to management fee agreements.

(17) CONCENTRATIONS

Two lender insurance product customers represented $5,804,975 and $4,612,120 of our net premiums earned in 2002, $4,238,080 an d $3,677,520 of our net premiums earned in 2001 and $0 and $2,683,880 of our net premiums earned in 2000, respectively.

(18) COMMON SHARE REPURCHASE PROGRAM

On April 25, 2002, the Board of Directors adopted a common share repurchase program. On May 23, 2002, the Board of Directors increased the aggregate number of common shares available for repurchase under the repurchase program to 700,000 common shares from 600,000 common shares originally approved. The repurchase program expires on December 31, 2003. Through December 31, 2002, we repurchased 699,224 common shares at an average price per share of $5.00 under this program. Repurchases were funded by cash flows from operations.

(19) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Our results of operations have varied, and in the future may vary, from quarter to quarter principally because of fluctuations in underwriting results. Consequently, quarterly results are not necessarily indicative of full year results, nor are they comparable to the results of other quarters.

The following table sets forth certain unaudited quarterly consolidated financial and operating data:

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	**$8,987,460**	**$10,097,226**	**$11,598,795**	**$10,198,756**
Net investment and other income	**1,436,848**	**1,296,028**	**977,632**	**641,283**
Total revenue	**10,424,308**	**11,393,254**	**12,576,427**	**10,840,039**
Losses and operating expenses	**8,984,636**	**10,061,233**	**12,461,804**	**10,380,606**
Cumulative effect of change in accounting principle	**(1,481,858)**	**-**	**-**	**-**
Net income (loss)	**(461,374)**	**950,951**	**92,670**	**307,366**
Net income (loss) per common share	**(.08)**	**.17**	**.02**	**.05**
Net income (loss) per common share, assuming dilution	**(.08)**	**.17**	**.02**	**.05**

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net premiums earned	$7,014,694	$10,618,263	$10,098,238	$10,577,543
Net investment and other income	1,669,420	1,291,969	1,320,293	897,702
Total revenue	8,684,114	11,910,232	11,418,531	11,475,245
Losses and operating expenses	7,790,510	10,728,289	10,410,251	10,292,515
Net income	654,063	846,258	729,396	845,473
Net income per common share	.11	.15	.13	.14
Net income per common share, assuming dilution	.11	.15	.13	.14

(20) REGULATORY STANDARD

Ohio Indemnity is subject to a Risk Based Capital test applicable to property and casualty insurers. The Risk Based Capital test serves as a benchmark of an insurance enterprise's solvency by state insurance regulators by establishing statutory surplus targets which will require certain company level or regulatory level actions. Ohio Indemnity's total adjusted capital is in excess of all required action levels.

(21) LITIGATION

There are no actions, suits, claims, governmental investigations or proceedings instituted, pending or, to our knowledge, threatened against the Company, its subsidiaries or against any of their assets, interests or rights or against any officer, director or employee of any of them that in any such case, if decided adversely, could reasonably be expected to have, individually or in the aggregate, a material adverse effect. Neither the Company nor any of its subsidiaries is a party to any order, judgment or decree which has had or could reasonably be expected to have a material adverse effect on the Company or such subsidiary.

(22) DISPUTE SETTLEMENT

Included in other income for the year ended December 31, 2000, is a $900,000 payment received in May 2000, in connection with the settlement of a dispute with an unaffiliated party.

(23) SUPPLEMENTAL DISCLOSURE FOR EARNINGS PER SHARE

	2002	2001	2000
Net income	**$ 889,613**	$ 3,075,190	$ 3,918,357
Income available to common shareholders, assuming dilution	**$ 889,613**	$ 3,075,190	$ 3,918,357
Weighted average common shares outstanding	**5,376,465**	5,769,340	5,891,752
Adjustments for dilutive securities:			
Dilutive effect of outstanding options	**34,649**	20,000	18,831
Diluted common shares	**5,411,114**	5,789,340	5,910,583
Net income per common share	**$ .16**	$ .53	$ .66
Net income per common share, assuming dilution	**$ .16**	$ .53	$ .66

(24) SEGMENT INFORMATION

The Company operates primarily in the property/casualty insurance industry. There are intersegment management and commission fees. The allocations of certain general expenses within segments are based on a number of assumptions, and the reported operating results would change if different methods were applied. Depreciation and capital expenditures are not considered material.

	December 31, 2002				
	Property/Casualty Insurance	Municipal Code Publishing	Insurance Agency	All Other	Consolidated Totals
Revenues from external customers	$ 40,953,543	$ 3,324,037	$ 8,463	$ 2,702	$ 44,288,745
Intersegment revenues	5,880	-	155,181	146,034	307,095
Interest revenue	1,227,659	-	116	24,603	1,252,378
Interest expense	15,477	11,420	1,327	69,351	97,575
Depreciation and amortization	113,591	100,455	28,000	69,413	311,459
Segment profit (loss)	4,141,969	522,636	(1,623,255)	611,494	3,652,844
Income tax expense (benefit)	1,094,558	196,155	18,549	(368,232)	940,530
Segment assets	66,692,915	2,153,838	299,257	11,702,233	80,848,243

	December 31, 2001				
	Property/Casualty Insurance	Municipal Code Publishing	Insurance Agency	All Other	Consolidated Totals
Revenues from external customers	$ 39,793,214	$ 2,652,231	$ 67,065	$ 23,147	$ 42,535,657
Intersegment revenues	5,880	-	340,494	81,240	427,614
Interest revenue	1,335,796	-	107	44,176	1,380,079
Interest expense	9,266	3,162	-	15,648	28,076
Depreciation and amortization	59,829	78,140	102,122	65,970	306,061
Segment profit (loss)	4,545,478	380,425	141,402	(373,134)	4,694,171
Income tax expense (benefit)	1,229,850	143,617	87,923	(270,023)	1,191,367
Segment assets	58,283,510	1,878,414	2,610,501	3,967,509	66,739,934

	December 31, 2000						
	Property/Casualty Insurance	Municipal Code Publishing	Insurance Agency	Workers Compensation Administration	Title Agency	All Other	Consolidated Totals
Revenues from external customers	$ 26,954,064	$ 1,884,067	$ 155,942	$ 427,036	$ 115,724	$ 10,280	$ 29,547,113
Intersegment revenues	5,880	-	642,113	-	-	71,240	719,233
Interest revenue	1,489,992	-	98	-	-	63,026	1,553,116
Interest expense	7,526	-	40	-	90	250,328	257,984
Depreciation and amortization	118,651	39,823	107,189	2,746	419	58,696	327,524
Segment profit (loss)	5,751,667	266,025	373,978	(37,177)	(37,138)	22,811	6,340,166
Income tax expense (benefit)	1,677,890	102,077	161,852	-	-	(239,243)	1,702,576
Segment assets	40,285,510	1,464,405	2,492,767	-	-	2,888,620	47,131,302

	2002	2001	2000
Revenue			
Total revenues for reportable segments	**$ 44,288,745**	$ 42,535,657	$ 29,547,113
Interest revenue	**1,252,378**	1,380,079	1,553,116
Elimination of intersegment revenues	**(307,095)**	(427,614)	(719,233)
Total consolidated revenue	**$ 45,234,028**	$ 43,488,122	$ 30,380,996
Profit			
Total profit for reportable segments	**$ 3,041,350**	$ 5,067,305	$ 6,317,355
Other gain (loss)	**611,494**	(373,134)	22,811
Elimination of intersegment profits	**(307,095)**	(427,614)	(719,233)
Income before income taxes, provision for preferred dividends and cumulative effect of change in accounting principle	**$ 3,345,749**	$ 4,266,557	$ 5,620,933
Assets			
Total assets for reportable segments	**$ 69,146,010**	$ 62,772,425	$ 44,242,682
Other assets	**11,702,233**	3,967,509	2,888,620
Elimination of intersegment receivables	**(8,393,039)**	(2,069,257)	(1,230,318)
Consolidated assets	**$ 72,455,204**	$ 64,670,677	$ 45,900,984

Report of Independent Auditors

The Board of Directors and Shareholders
Bancinsurance Corporation

We have audited the accompanying consolidated balance sheets of Bancinsurance Corporation as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bancinsurance Corporation at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill.

Ernst + Young LLP

Columbus, Ohio
January 24, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with our consolidated financial statements and the related footnotes. This discussion contains forward-looking statements. Forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties. Many important factors could cause actual results or achievements to differ materially from any future results or achievements expressed or implied by forward-looking statements.

Overview

The discussions of "Results of Operations" and "Liquidity," address our three business segments, which are property/casualty insurance, municipal code publishing and insurance agency. A summary description of the operations of each of these segments is included below.

Ohio Indemnity Company ("Ohio Indemnity") is a specialty property insurance company. Our principal sources of revenue are premiums paid by insureds for insurance policies. Ohio Indemnity is licensed in 47 states and the District of Columbia and for surplus lines in Texas. As such, Ohio Indemnity is subject to the regulations of the Department of Insurance of the State of Ohio (the "Department") and the regulations of each state in which it operates. The majority of Ohio Indemnity's premiums are derived from two distinct lines of business: (1) products designed for automobile lenders/dealers and (2) unemployment insurance protection products. Our automobile lender/dealer group offers two types of products. First, ultimate loss insurance, a blanket vendor single interest coverage, is the primary product we offer to financial institutions nationwide. This lender product insures banks and financial institutions against damage to pledged collateral in cases where the collateral is not otherwise insured. An ultimate loss insurance policy is generally written to cover a lender's complete portfolio of collateralized personal property loans, typically automobiles. During 2002, we began issuing creditor placed insurance policies, which are an alternative to our traditional blanket vendor single interest product. While both products cover the risk of damage to uninsured collateral in a lender's automobile loan portfolio, creditor placed insurance covers a lender's portfolio through tracking individual borrower insurance. Second, our guaranteed auto protection insurance ("GAP") pays the difference or gap between the amount owed by the customer on a lease or loan contract and the amount of primary insurance company coverage in the event a vehicle is damaged beyond repair or stolen and never recovered. The GAP product is sold to automobile dealers, lenders and lessors who then sell coverage directly to the borrower at the time of purchasing or leasing an automobile. Our unemployment insurance protection products are utilized by not-for-profit entities which elect not to pay the unemployment compensation tax and instead reimburse the state unemployment agencies for benefits paid by the agency to former employees. Certain national cost containment firms provide programs to assure that reimbursing employers discharge their unemployment compensation commitments. Ohio Indemnity bonds these firms for their program responsibilities. Ohio Indemnity also provides this coverage to groups of not-for-profits under trust arrangements. In addition, state mandated surety bonds, which are required by certain state Departments of Labor are underwritten. Ohio Indemnity also assumes bail bond coverage. No single customer of our Company accounts for a predominant share of consolidated revenue, except for two lender insurance product customers.

Our wholly-owned subsidiary, American Legal Publishing Corporation ("ALPC"), publishes and distributes ordinances for over 1,500 municipalities and counties nationwide in addition to state governments. Ordinance codification is the process of collecting, organizing and publishing legislation for state and local governments.

In July 2002, we formed Ultimate Services Agency, LLC, an Ohio limited liability company ("USA"). USA will act as an agency for placing property and casualty insurance policies offered and underwritten by Ohio Indemnity and by other property and casualty insurance companies. Our wholly-owned subsidiary, Paul Boardway and Associates, Inc., a property/casualty insurance agency, was dissolved in the fourth quarter of 2002.

Summary Results

The following table sets forth period to period changes in selected financial data:

	Period to Period Increase (Decrease) Years Ended December 31,			
	2001-2002		2000-2001	
	Amount	%Change	Amount	%Change
Premiums written	$ 1,456,155	3.3%	$ 17,787,740	68.9%
Net premiums earned	2,573,499	6.7%	13,466,923	54.2%
Investment income	(195,110)	(13.0)%	(131,685)	(8.1)%
Net realized gain (loss) on investments	(1,243,019)	(5,514.2)%	343,284	107.0%
Total revenue	1,745,906	4.0%	13,107,126	43.1%
Loss and loss adjustment expenses, net of reinsurance recoveries	6,655,512	30.7%	6,590,114	3.3%
Operating expenses	(4,058,297)	(23.1)%	8,101,296	85.9%
Interest expense	69,499	247.5%	(229,908)	(89.1)%
Operating income	(920,808)	(21.6)%	(1,354,376)	(24.1)%
Cumulative effect of change in accounting principle	1,481,585	100.0%	-	-
Net income	(2,185,577)	(71.1)%	(843,167)	(21.5)%

The combined ratio, which is the sum of the loss ratio and the expense ratio, is the traditional measure of underwriting experience for insurance companies. The following table reflects the loss, expense and combined ratios of Ohio Indemnity on both a statutory and GAAP basis for each of the years ended December 31:

	2002	2001	2000
Statutory:			
Loss ratio	**67.9%**	63.9%	59.7%
Expense ratio	**26.0%**	23.4%	29.1%
Combined ratio	**93.9%**	87.3%	88.8%
GAAP:			
Loss ratio	**69.3%**	56.5%	60.7%
Expense ratio	**21.0%**	35.5%	27.4%
Combined ratio	**90.3%**	92.0%	88.1%

Results of Operations

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

Premiums. Premiums written increased 3.3% to $45,064,615 in 2002 from $43,608,460 in 2001. Net premiums earned increased 6.7% to $40,882,237 in 2002 from $38,308,738 in 2001. We attribute these increases in premiums written primarily to GAP policies added and unemployment insurance protection and bail bond volume increases with existing customers. The growth in net premiums earned was primarily attributable to a decrease in retrospective premium adjustments due policyholders in 2002 compared to 2001. We estimate retrospective premium adjustments through the review of each individual retrospectively rated risk, comparing case basis loss development with that anticipated in the policy contract to arrive at the best estimate of return or additional retrospective premium. We record accrued retrospective premium as an adjustment to earned premium. In general, retrospective adjustments decrease as losses and loss adjustment expenses increase. For more information concerning losses and loss adjustment expenses, see "Losses and Loss Adjustment Expenses" below.

Premiums written related to our lender insurance products increased 0.2% to $37,486,639 in 2002 from $37,412,473 in 2001. We attribute this increase to an increase in automobile lending, driven by aggressive financing offers by some of our customers, which helped lender premiums remain relatively constant. We believe the continuing economic downturn has slowed consumer spending on automobiles and therefore, automobile lending has declined for our other customers. Net premiums earned related to our lender insurance products increased 5.0% to $35,060,911 in 2002 from $33,400,437 in 2001. We primarily attribute this increase to the decrease in retrospective premium adjustments.

Premiums written related to our GAP insurance products increased 59.8% to $2,631,083 in 2002 from $1,646,279 in 2001. Net premiums earned related to our GAP insurance products increased 90.6% to $939,014 in 2002 from $492,754 in 2001. We attribute this growth in GAP premiums written and earned to an agent transferring a book of business to us during the third quarter of 2001. As a result, we recorded a full year of activity with respect to such book of business in 2002 compared to a partial year in 2001.

Premiums written related to our unemployment insurance protection and bail bond products increased 8.7% to $4,946,893 in 2002 from $4,549,708 in 2001. Net premiums earned increased 10.6% to $4,882,312 in 2002 from $4,415,547 in 2001. We attribute this increase in premiums written and earned primarily to the assumption of bail bond coverage.

Investment Income. Our $52,739,354 investment portfolio is allocated among fixed income securities, equity securities and short-term investments. Investment income decreased 13.0% to $1,301,511 in 2002 from $1,496,621 in 2001. Our investment income in recent years has been negatively impacted by declining yields on new investments. As of December 31, 2002 and 2001, the average yield on our portfolio was 2.5% and 3.5%, respectively. The effective duration of our portfolio at December 31, 2002 and 2001 was 6.1 years. We seek to invest in investment grade obligations of states, municipalities and political subdivisions because the majority of the interest income from such investments is tax-exempt and such investments have generally resulted in more favorable net yields. We have the ability and intent to hold held to maturity fixed income securities to maturity or the put date. As a result, we carry held to maturity fixed income securities at amortized costs. With respect to the equity portion of our portfolio, we regularly evaluate factors that may impact the national economy as well as the outlook for corporate profits.

During 2002, we determined that an other than temporary decline in the value of certain investments had occurred and recorded an impairment on investments held of $931,531, which is included in realized loss on investments in our Consolidated Statements of Income. Net realized investment losses were $1,220,477 in 2002 compared with net realized investment gains of $22,542 in 2001. For more information concerning impairment of investments, see "Other Than Temporary Impairment of Debt and Equity Securities" below.

Codification and Subscription Fees. Codification and subscription fees generated by ALPC accounted for $3,324,037 of our revenues in 2002 and $2,652,231 of our revenues in 2001. We attribute the increase in fees primarily to new codification contracts and to a lesser extent, our acquisition in June 2001 of the net assets of Justinian Publishing Company, which contributed $490,833 and $301,631 in revenue in 2002 and 2001, respectively. In addition, growth in subscriptions and state league programs contributed to the increase.

Management Fees. We have an agreement with a cost containment service firm involving a program designed to control the unemployment compensation costs of certain non-profit employers. Pursuant to this agreement, a surety bond has been issued insuring the payment of certain reimbursable unemployment compensation benefits on behalf of the employers enrolled in this program. We hold certain monies allocated toward the payment of these benefits. Together with the cost containment service firm, we share any residual resulting from the development of benefits to be paid from the contract funds held on deposit. We record management fees in the period the residual is shared with the cost containment service firm. Our management fees decreased 11.5% to $749,442 in 2002 from $846,446 in 2001. We primarily attribute this decrease to less favorable unemployment claims experience. We expect management fees to vary from period to period depending on unemployment levels and claims experience.

Commission Fees. Net commission fees generated by Paul Boardway and Associates declined to $8,463 in 2002 from $67,065 in 2001. As a result of strategies initiated in 2000 to preserve business acquired from Paul Boardway and Associates in 1999, we transferred business to another agency representing Ohio Indemnity. We dissolved Paul Boardway and Associates in the fourth quarter of 2002.

Other Income. Other income increased 140.1% to $188,815 in 2002 from $78,631 in 2001. The increase was primarily the result of releasing a $100,000 reserve related to the dismissal of a dispute with an unaffiliated party.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses, net of reinsurance recoveries, increased 30.7% to $28,314,256 in 2002 from $21,658,744 in 2001. Losses and loss adjustment expenses incurred with respect to our lender insurance products increased 22.6% to $25,561,076 in 2002 from $20,842,930 in 2001. With the continued slowdown in the U.S. economy and high consumer debt, financial institutions are experiencing a rise in delinquency dollars. As loan defaults, bankruptcies and automobile repossessions increased in frequency, we experienced higher losses and loss adjustment expenses. Losses and loss adjustment expenses incurred with respect to our GAP products increased 420.7% to $1,531,311 in 2002 from $294,076 in 2001. We attribute these increases to increases in earned premiums and deterioration in underwriting quality of the book of business over time. Losses and loss adjustment expenses incurred with respect to our unemployment insurance protection products increased 134.2% to $1,221,869 in 2002 from $521,738 in 2001. We attribute these increases primarily to increased benefit charges associated with rising unemployment insurance obligations in addition to reserve strengthening. For more information concerning losses and loss adjustment expenses, see "Losses and Loss Adjustment Expense Reserves" below.

Operating Expenses. Our operating expenses consist of experience rating adjustments, commission expense, other insurance operating expenses, codification and subscription expenses and general and administrative expenses. Experience rating adjustments decreased 133.1% to $(1,708,084) in 2002 from $5,155,850 in 2001. We attribute these decreases primarily to less favorable loss development in our lender products line. Experience rating adjustments are calculated and adjusted from period to period based on policy experience to date and premium growth. We anticipate that experience rating adjustments may fluctuate in future years based upon this calculation. Commissions, other insurance operating and general and administrative expenses increased 21.2% to $15,005,532 in 2002 from $12,378,895 in 2001. Commissions and other insurance operating expense increases were consistent with overall premium activity in 2002. Codification and subscription expenses incurred by ALPC increased 27.0% to $2,889,981 in 2002 from $2,276,360 in 2001, which increase was consistent with growth in codification and subscription revenues. Increases in general and administrative expenses were primarily the result of increases in salaries and related benefits and consulting.

Cumulative Effect of Change in Accounting Principle. Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS 142, we no longer amortize goodwill and intangibles which have indefinite lives. SFAS 142 requires that we assess goodwill and intangibles with indefinite lives for impairment at least annually based on the fair value of the related reporting unit. We will perform our annual impairment assessment in the fourth quarter on an on-going basis.

As an initial step in the SFAS 142 implementation process, we assigned goodwill and intangibles to our property/casualty insurance, insurance agency and municipal code publishing business segments. Following such assignment, the fair value of each business segment was compared to its carrying value. Fair values were determined by discounting estimated future cash flows.

Based on our impairment testing, a net after-tax impairment charge of $1,481,858 was recognized as a cumulative effect of the change in accounting principle in the first quarter of 2002. The impairment charge was associated with the August 1999 acquisition of Paul Boardway and Associates, Inc.

We dissolved Paul Boardway and Associates, Inc. in the fourth quarter of 2002. As a result, the remaining goodwill of $179,000 was recorded as a pre-tax impairment charge to income.

Amortization expense related to definite-lived intangible assets was $80,240, $35,995 and $18,366 during 2002, 2001 and 2000, respectively. The increase in amortization expense in 2002 compared with 2001 is primarily associated with a database acquired by ALPC in June 2001.

Interest expense. Interest expense increased 247.5% to $97,575 for 2002 from $28,076 in 2001 due to higher borrowing levels on the Company's revolving credit line.

Federal Income Taxes. In 2002, we had income (before taxes, provision for trust preferred securities dividends and cumulative effect of change in accounting principle) of $3,345,749 and recorded a provision of $940,530 for income taxes, as compared to income before taxes of $4,266,557 and a provision for income taxes of $1,191,367 in 2001. The effective consolidated income tax rate was 28.1% and 27.9% in 2002 and 2001, respectively.

GAAP Combined Ratio. Our combined ratio was 90.3% of net premiums earned for 2002 compared to 92.0% in the prior year. We attribute the 1.7% decrease to the lower expense ratio. The loss ratio increased to 69.3% for 2002 from 56.5% a year ago principally because of the impact of continued weakness in the U.S. economy. The expense ratio declined to 21.0% for 2002 from 35.5% in the prior year principally because of higher expense ratios in 2001 which resulted from increases in experience rating adjustments related to the addition of a significant policy in the second quarter of 2001.

Year Ended December 31, 2001 as Compared to Year Ended December 31, 2000

Premiums. Premiums written in 2001 increased 68.9% to $43,608,460 from $25,820,720 in 2000. Net premiums earned in 2001 increased 54.2% to $38,308,738 from $24,841,815 in 2000. We attribute these increases in premiums written and net premiums earned primarily to growth in the number of new policies that we issued in 2001 as a result of the addition of four significant financial institutions (and numerous smaller financial institutions) as lender insurance customers. Increased automobile lending, which resulted in higher premium volume on existing policies, also contributed to overall premium growth in fiscal year 2001. Lender insurance premiums written increased by $15,536,257 during 2001 over 2000. New policy sales benefited from our expanded marketing department and expanded sales through agency relationships to regional and community financial institutions. The GAP premiums written increased from $293,800 in 2000 to $1,646,279 in 2001 primarily as a result of an agent transferring a book of business to the Company. Premiums written for our unemployment insurance protection products increased by $899,004 during 2001 over 2000 primarily as a result of growth in mandated surety bonds and increases in premiums on our existing excess of loss business. During the third quarter of 2001, we assumed Bail Bond coverage in New Jersey. Premiums written for this business were $329,739 in 2001.

Investment Income. Investment income (before taxes and excluding net realized capital gains/losses) decreased 8.1% to $1,496,621 in 2001 from $1,628,306 in 2000. The decrease in investment income was primarily the result of a decrease in average portfolio yield. As of December 31, 2001 and 2000, the average yield on our portfolio was 3.5% and 4.6%, respectively. The effective duration of our portfolio at December 31, 2001 was 6.1 years compared with 5.9 years at December 31, 2000. During 2001, we realized gains on investments of $22,542 compared with realized losses of $320,742 in 2000. During the fourth quarter of 2001, we recorded a realized loss on equity investments of $388,333. The Company's investment strategy is based on current market conditions and tax considerations which we regularly monitor.

Codification and Subscription Fees. Codification and subscription fees generated by ALPC accounted for $1,884,067 of our revenues in 2000 and $2,652,231 of our revenues in 2001. The increase in codification and subscription fees in 2001 was primarily attributable to our acquisition of Justinian Publishing Company which contributed $301,631 in additional fees. In addition, growth in subscriptions and state league programs contributed to the increase.

Management Fees. Management fees increased 28.3% in 2001 from $659,929 in 2000 to $846,446 in 2001. The increase was the result of a 19.2% decline in calendar year benefits charges which were partially offset by a 4.4% reduction in bonded service fees, thus increasing the residual reserve distribution. We expect fees to vary from year to year depending on unemployment levels and claims experience in the bonded service program.

Commission Fees. Net commission fees generated by our Paul Boardway and Associates subsidiary accounted for $67,065 of our revenues in 2001 and $155,942 of our revenues in 2000. The decline in commission fees was primarily the result of our action taken during 2000 to preserve the business acquired from Paul Boardway and Associates in 1999 and to provide a claim servicing location closer to our customers. During the first half of 2000, we transferred several policies to another general agency who represents Ohio Indemnity.

Other Income. Other income decreased from $988,919 in 2000 to $78,631 in 2001. The decrease was primarily the result of recognition of a one-time payment of $900,000 received by the Company in the second quarter of 2000 in settlement of a dispute with an unaffiliated party.

Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses increased 43.7% in 2001 to $21,658,744 from $15,068,630 in 2000. The resulting net loss and loss adjustment expense GAAP ratios were 56.5% and 60.7% in 2000 and 2001, respectively. The increase in the loss and loss adjustment expense ratio during 2001 was primarily the result of higher dollar losses than expected due to growth in our lender insurance products. Our GAP business incurred loss and loss adjustment expenses of $294,076 in 2001 and $25,362 in 2000. Losses and loss adjustment expenses for our unemployment insurance protection products increased $211,429 from 2000 to 2001, which was primarily caused by less favorable claims experience and higher claims incurred. Our bail bond insurance business incurred loss and loss adjustment expenses of $103,803 in 2001. Partially offsetting these increases, during 2000, we released $304,604 of loss reserves due to the rescission of the auto warranty contract program.

Operating Expenses. Our operating expenses consist of experience rating adjustments, commission expense, other insurance operating expenses, codification and subscription expenses, amortization of deferred policy acquisition costs and general and administrative expenses. Experience rating adjustments increased from $(233,026) in 2000 to $5,155,850 in 2001. Experience rating adjustments are calculated and adjusted from period to period based on policy experience to date and premium growth. Management anticipates that the experience rating adjustment may fluctuate in future years based on this calculation. Commission expense increased 62.6% during 2001 from $3,639,642 in 2000 to $5,918,461 in 2001. The increase in 2001 was consistent with the overall premium activity for 2001. Other insurance operating expenses increased 6.5% as a result of increases in state and local insurance taxes, rent and office supplies. Codification and subscription expenses incurred by ALPC increased 41.6% to $2,276,360 in 2001 from $1,607,258 for the period February 29, 2000, the date ALPC was acquired, through December 31, 2000. General and administrative expenses decreased 28.7% from $1,482,909 in 2000 to $1,057,840 in 2001, primarily as a result of decreases in claims administration and title and appraisal related expenses. During 2000, we ceased providing claims administration and title and appraisal services.

Federal Income Taxes. In 2001, we had income before taxes of $4,266,557 and recorded a provision of $1,191,367 for income taxes, as compared to income before taxes of $5,620,933 and a provision for income taxes of $1,702,576 in 2000. The effective consolidated income tax rate was 27.9% and 30.3% in 2001 and 2000, respectively. In 2001, the deductible for dividends received and tax exempt interest was 15.9% higher compared with the prior year.

GAAP Combined Ratio. Our combined ratio was 92.0% of net premiums earned for 2001 compared to 88.1% the prior year. The 3.9% increase is attributable to the higher expense ratio. Expressed as a percentage of premiums earned, the loss ratio declined to 56.5% for 2001 from 60.7% a year ago. The expense ratio rose to 35.5% for 2001 from 27.4% the prior year, principally due to a reclassification of experience rating adjustment expenses during the fourth quarter of 2000.

Liquidity and Capital Resources

Liquidity is a measure of our ability to generate sufficient cash flows to meet the short and long-term cash requirements of our business operations. Our short-term cash needs of our property/casualty business primarily consist of paying losses and loss adjustment expenses and day-to-day operating expenses. Those needs are met through cash receipts from operations, which consist primarily of insurance premiums collected and investment income. Our investment portfolio is also a source of additional liquidity through the sale of readily marketable fixed maturities, equity securities and short-term investments. After satisfying our cash requirements, excess cash flows from these underwriting and investment activities are used to build the investment portfolio and thereby increase future investment income.

Cash flows from operations totaled $6,447,381 in 2002 compared to $14,242,945 and $4,311,302 in 2001 and 2000, respectively. The decline in 2002 (as compared with 2001) was the result of several factors. First, paid losses and loss adjustment expenses of $28,314,256 were 30.7% higher than in 2001, significantly outpacing the 3.3% increase in written premiums. Our premiums written totaled $45,064,615 in 2002. We attribute the improvement in 2001 operational cash flows compared with 2000 to a 68.9% increase in written premiums as compared with 2000.

We do not anticipate receiving any cash dividends from Ohio Indemnity in 2003. We have sufficient resources available at the parent company to fund interest payments, distributions on trust preferred securities and other administrative expenses.

We have a $13,000,000 unsecured revolving line of credit with a maturity date of June 30, 2006. The revolving line of credit provides for interest payable quarterly at an annual rate equal to 0.75% less than the prime rate. The bank that provides the line of credit is also a policyholder of Ohio Indemnity.

ALPC derives its funds principally from codification and subscription fees which are currently sufficient to meet its operating expenses. USA derives its funds principally from commission fees which are currently sufficient to meet its operating obligations. When expanding our business through acquisitions, we have selected growth opportunities to build upon existing strengths and industry experience. As each business segment is continually evaluated with goals of increased revenue and profitability, management will reposition assets to those areas which contribute to our overall financial objectives.

On December 4, 2002, our Connecticut special purpose business trust subsidiary, BIC Statutory Trust I ("BIC Trust") sold $8 million of floating rate trust preferred capital securities in an exempt private placement transaction. BIC Trust was formed for the sole purpose of issuing these securities. BIC Trust contributed the proceeds from the issuance of the floating rate trust preferred securities to Bancinsurance who in turn issued junior subordinated debentures with the same terms and conditions. We plan to use the proceeds for general corporate purposes. We have fully and unconditionally guaranteed BIC Trust's obligations with respect to the floating rate trust preferred capital securities.

We maintain a level of cash and liquid short-term investments which we believe will be adequate to meet our anticipated cash needs without being required to liquidate intermediate-term and long-term investments through the end of 2003. Because of the nature of the risks we insure, losses and loss adjustment expenses emanating from the insurance policies that we issue are characterized by relatively short settlement periods and quick development of ultimate losses compared to claims emanating from other types of insurance products. Therefore, we believe that we can estimate our cash needs to meet our losses and expenses through the end of 2003.

Our investment portfolio is allocated among investment-grade fixed income securities, equity securities and short-term investments, with short-term investments and securities purchased under agreements to resell constituting the largest allocation. Cash and short-term investments at December 31, 2002 amounted to $29,441,312 or 51.6% of our total cash and invested assets. The fair values of our held to maturity fixed income securities are subject to market fluctuations but are carried on our balance sheet at amortized cost because we have the ability and intent to hold held to maturity fixed income securities to maturity or put date. Available for sale fixed income securities are reported at fair value with unrealized gains or losses, net of applicable deferred taxes, reflected in accumulated other comprehensive income. We earned net investment income of $81,034 and $1,519,163 during 2002 and 2001, respectively. The 94.7% decrease was primarily due to realized losses on investments sold, and, to a lesser extent, declining yields on new investments.

Interest rate risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. We mitigate this risk by attempting to ladder the maturity schedule of our investments with the expected payouts of our liabilities. To the extent that liabilities come due more quickly than assets mature, we would have to sell assets prior to maturity and recognize a gain or loss.

All our material capital commitments and financial obligations are reflected in our financial statements, except our risk on surety bonds and state mandated performance bonds, written in connection with our unemployment insurance protection products. Our financial statements include reserves for losses on these products for any claims filed and for an estimate of incurred but not reported losses. Such reserves were $888,000 and $425,500 at December 31, 2002 and 2001, respectively.

Under applicable insurance statutes and regulations, Ohio Indemnity is required to maintain prescribed amounts of capital and surplus as well as statutory deposits with the appropriate insurance authorities. Ohio Indemnity is in compliance with all applicable statutory capital and surplus requirements. Ohio Indemnity's investments consist only of permitted investments under Ohio insurance laws.

Disclosure About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, commodity prices and other relevant market rate or price changes. Market risk is influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of our primary market risk exposures and how we manage those exposures as of December 31, 2002. Our market risk sensitive instruments are entered into for purposes other than trading.

The carrying value of our investment portfolio as of December 31, 2002 was $52,739,354, 38.7% of which is invested in fixed income securities, 13.6% in equity securities and 47.7% in short-term investments. The primary market risk to our investment portfolio is interest rate risk associated with investments in fixed income securities as well as fixed-rate short-term investments. We have no foreign currency exchange risk or direct commodity risk.

For fixed income securities, our short-term liquidity needs and the potential liquidity needs of our business are key factors in managing our portfolio. The portfolio duration relative to the liabilities' duration is primarily managed through cash market transactions. For additional information regarding our objectives and strategies pertaining to our investment portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

With respect to our investment portfolio, for the year ended December 31, 2002, there were no material changes in our primary market risk exposures or in how these exposures were managed compared to the year ended December 31, 2001. We do not anticipate material changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect during future reporting periods.

The following table summarizes those financial instruments held by us at December 31, 2002, which are sensitive to changes in interest rates. Such instruments are held for purposes other than trading. We have excluded from the financial instruments shown below those fixed-rate instruments with a maturity of less than 12 months at December 31, 2002 because we have determined the interest rate risk related to those instruments is relatively immaterial. Also, we have excluded from the cash flow information disclosed below cash receipts and payments related to interest. In the normal course of business, we also face risks that are either nonfinancial or non-quantifiable. Such risks principally include credit risk and legal risk and are not represented in the following table:

	Projected Cash Flows							
	2003	2004	2005	2006	2007	Thereafter	Total	December 31, 2002 Fair Value
Assets								
Fixed income securities:								
Held to maturity	$ 1,400,000	$ 135,000	$ 145,000	$ -	$ 500,000	$ 2,245,000	$ 4,425,000	$ 4,691,903
Available for sale								$ 15,912,650
Loans to affiliates						$ 675,777	$ 675,777	$ 651,050
Weighted Average Interest Rate:								
Fixed income securities	5.74%	6.80%	4.75%	-	4.37%	4.74%		
Loans to affiliates						0.00%		

The amounts reported as cash flows in the table above for held-to-maturity fixed income securities represent par values at maturity date or call date, if applicable. The fair values of fixed income securities as disclosed in the table above are based upon quoted market prices or dealer quotes for comparable securities. The fair values of the loans to affiliates are based upon the amount of total cash flows discounted over the applicable term at interest rates that approximate market yields on similar investments at December 31, 2002. The cash flows for the loans to affiliates represent the principal amounts outstanding at December 31, 2002.

Factors to Consider Forward-Looking

We expect improvement in our underwriting results in 2003 as a result of our renewed focus on opportunities emerging in specialized insurance markets within the financial services industry. We are making progress on profit improvement strategies by reviewing each policy loss ratio and managing the loss ratio by increasing premiums and/or amending or canceling coverages. We are increasing our independent agents and will continue to penetrate larger financial institutions. We believe our specialized underwriting expertise, strong financial ratings and solid agency relationships will enable us to benefit in a soft insurance market. Further, an increase in customer appreciation for risk management products and services is expanding opportunities for us to capitalize on our strategies in the marketplace.

Trends
The Company's results of operations have historically varied from quarter to quarter principally because of fluctuations in underwriting results, and we expect this trend to continue. The majority of our revenues are dependent on the demand for our customers' automobile financing programs. (Increased automobile sales cause increased demand for automobile financing and our products.) An increase in automobile lending, driven by aggressive financing offers by some of our customers in 2002, helped lender premiums remain relatively constant during 2002. We anticipate that as financing incentives are phased-out and the economic downturn continues, consumer spending on automobiles may decline and, therefore, automobile lending may also decrease in the first half of 2003. We are uncertain how long the current economic downturn will continue and when a sustained recovery may occur. Any further decline in general economic conditions would likely result in reduced revenues. With the continued downturn in the economy, continued corporate downsizing and high consumer debt, financial institutions are seeing a rise in delinquency dollars. As loan defaults, bankruptcies and automobile repossessions continue to increase in frequency, we anticipate an increase in losses and loss adjustment experience in the first half of 2003.

Forward-Looking Information
Certain statements made in this report are forward-looking and are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. These statements include certain discussions relating to future revenue, underwriting income, premium volume, investment income and other investment results, business strategies, profitability, liquidity, capital adequacy, anticipated capital expenditures and business relationships, as well as any other statements concerning the year 2003 and beyond. The forward-looking statements involve risks and uncertainties that may cause results to differ materially from those anticipated in those statements. Factors that might cause results to differ from those anticipated include, without limitation, changes in underwriting results affected by adverse economic conditions, fluctuations in the investment markets, changes in the retail marketplace, changes in the laws of regulations affecting the operations of the company, changes in the business tactics or strategies of the company, the financial condition of the company's business partners, changes in market forces, litigation and the other risk factors that have been identified in the company's filing with the SEC, any one of which might materially affect the operations of the company. Any forward-looking statements speak only as of the date made. We undertake no obligation to update any forward-looking statements to reflect events or circumstances arising after the date on which they are made.

Inflation
We do not consider the impact of inflation to be material in the analysis of our overall operations.

Insurance Regulatory Matters
The NAIC has developed a risk-based capital measurement formula to be applied to all property/casualty insurance companies. The risk based capital measurement formula has been enacted into the Ohio Revised Code. This formula calculates a minimum required statutory net worth based on the underwriting, investment, credit, loss reserve and other business risks inherent in an individual company's operations. Under the current formula, any insurance company which does not meet the applicable risk-based capital measurement threshold could be forced to reduce the scope of its operations and ultimately could become subject to statutory receivership proceedings. Based on our analysis, our statutory net worth is in excess of the applicable thresholds and no corrective action is necessary.

Critical Accounting Policies
Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, revenues and expenses and related disclosures of contingent assets and liabilities. We regularly evaluate our critical accounting policies, assumptions and estimates, including those related to insurance revenue and expense recognition, asset impairment, loss reserves and valuation and impairment of intangible assets such as goodwill. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. This process forms the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies require significant judgments and estimates in the preparation of our consolidated financial statements.

Other Than Temporary Impairment of Debt and Equity Securities
We continually monitor the difference between our cost and the estimated fair value of our investments, which involves uncertainty as to whether declines in value are temporary in nature. If we believe a decline in the value of a particular available for sale investment is temporary, we record the decline as an unrealized loss in our shareholders' equity. If we believe the decline in any investment is "other than temporary," we write down the carrying value of the investment and record a realized loss on our consolidated statement of income. Our assessment of a decline in value includes our current judgment as to the financial position and future prospects of the entity that issued the investment security. If that judgment changes in the future, we may ultimately record a realized loss after having originally concluded that the decline in value was temporary.

The following table summarizes the total pretax gross unrealized loss recorded in our shareholder's equity at December 31, 2002 and 2001, by invested asset class.

	2002	2001
Fixed maturities:		
Obligations of states and political subdivisions	$ **37,918**	$ 111,136
Corporate securities	-	52,328
Equity securities:		
Public utilities	**12,333**	1,968
Banks, trusts and insurance companies	-	117,175
Industrial and miscellaneous	**202,946**	511,812
	$ **253,197**	$ 794,419

At December 31, 2002, we did not own any material non-investment grade securities. We believe that a high quality investment portfolio is more likely to generate a stable and predictable investment return. Aside from interest rate risk, we do not believe a material risk, relative to earnings or liquidity, is inherent in holding investment grade securities.

Our equity portfolio does not include any material, non-publicly traded securities.

The following table summarizes, for all securities in an unrealized loss position at December 31, 2002, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position.

	Fair Value	Gross Unrealized Loss
Fixed maturities:		
0-6 months	$ 2,200,627	$ 13,677
7-12 months	136,304	1,168
Greater than 12 months	1,292,755	23,073
Total	3,629,686	37,918
Equities:		
0-6 months	1,105,406	144,825
7-12 months	84,810	12,178
Greater than 12 months	341,098	58,276
Total	1,531,314	215,279
Total	$ 5,161,000	$ 253,197

We have the ability to hold debt securities with unrealized losses at December 31, 2002 for a period of time sufficient to allow for a recovery in market value.

The following table presents information regarding our fixed maturity investments, by remaining period to maturity date, that were in an unrealized loss position at December 31, 2002.

	Amortized Cost	Estimated Fair Value
Remaining period to maturity date:		
One year or less	$ -	$ -
Over one year but less than five years	5,000	4,992
Over five years but less than ten years	775,992	767,710
Over ten years	2,886,613	2,856,984
Total	$ 3,667,605	$ 3,629,686

The following discussion summarizes our process of reviewing our investments for possible impairment.

Fixed Maturities. On a monthly basis, we review our fixed maturities for impairment. We consider the following factors when evaluating potential impairment:

- The degree to which any appearance of impairment is attributable to an overall change in market conditions (e.g., interest rates);
- The degree to which an issuer is current or in arrears in making principle and interest payments on the debt securities in question;
- The issuer's current financial condition and its ability to make future scheduled principal and interest payments on a timely basis;
- The independent auditors' report on the issuer's recent financial statements;
- Buy/hold/sell recommendations of outside investment advisors and analysts;
- Relevant rating history, analysis and guidance provided by rating agencies and analysts; and
- Our ability and intent to hold the security for a period of time sufficient to allow for recovery in the market value.

Equities. On a monthly basis we review our equity investments for impairment. We consider the following factors when evaluating potential impairment:

- Whether the decline appears to be related to general market or industry conditions or is issuer-specific;
- The relationship of market prices per share to book value per share at date of acquisition and date of evaluation;
- Our ability and intent to hold the security for a period of time sufficient to allow for recovery in the market value;
- The financial condition and near-term prospects of the issuer, including any specific events that may influence the issuer's operations;
- The recent income or loss of the issuer;
- The independent auditor's report on the issuer's recent financial statements;
- Any buy/hold/sell recommendations of investment advisors; and
- Rating agency announcements.

The monthly valuation procedures described above are in addition to our ongoing responsibility to continually monitor developments affecting those invested assets, paying particular attention to events that might give rise to impairment write-downs. Included in 2002 net realized losses were other than temporary impairment charges of $931,531. Impairment charges included $108,750 in fixed maturities and $822,781 in equity securities. No impairment charges were recorded during 2001 and 2000.

We recorded aggregate losses of $79,158 in 2002 on $2,953,741 in sales of fixed maturity securities. We realized losses of $565,957 in 2002 on $17,892,836 in sales of equity securities. The majority of our securities sold were above market value in the six months preceding sale. Although we had the ability to continue holding these investments, our intent to hold them changed in 2002 due primarily to decisions to modify our asset allocation and duration within the portfolio to lessen exposure to a particular credit or industry or tax considerations. None of these securities were sold out of necessity to raise cash.

The size of our investment portfolio provides us with flexibility in determining which individual investments should be sold to achieve our primary investment goals of assuring our ability to meet our commitments to policyholders and other creditors and maximizing our investment returns. In order to meet the objective of maintaining a flexible portfolio that can achieve these goals, our equity and a majority of our fixed maturity investments are classified as available-for-sale. We continually evaluate these instruments, and our purchases and sales of investments are based on our cash requirements, the characteristics of our insurance liabilities and current market conditions. At the time we determine an other than temporary impairment in the value of a particular investment has occurred, we consider the current facts and circumstances and make a decision to either record a writedown in the carrying value of the security or sell the security; in either case, recognizing a realized loss.

Losses and Loss Adjustment Expense Reserves
Our projection of ultimate loss and loss adjustment expense ("LAE") reserves are estimates of future events, the outcomes of which are unknown to us at the time the projection is made. Considerable uncertainty and variability are inherent in the estimation of loss reserves. As a result, it is possible that actual experience may be materially different than the estimates reported. As such, we cannot guarantee that future experience will be as expected or recorded by us.

In establishing our reserves, we tested our data for reasonableness, such as ensuring there are no case outstanding reserves on closed claims, and consistency with data used in our previous estimates. We found no material discrepancies or inconsistencies in our data.

Our estimates of ultimate loss are based on historical loss development experience. In using this historical information, we assume that past loss development is predictive of future development. The majority of our losses are short-tail in nature and adjustments to reserve amounts occur rather quickly.

Our assumptions allow for changes in claims and underwriting expectations, as now known or anticipated, which may impact the level of required reserves or the emergence of losses. However, we do not anticipate any extraordinary changes in the legal, social or economic environments that could affect the ultimate outcome of claims or the emergence of claims from causes not currently recognized in our historical data. Such extraordinary changes or claims emergence may impact the level of required reserves in ways that are not presently quantifiable. Thus, while we believe our reserve estimates are reasonable given the information currently available, actual emergence of losses could deviate from amounts recorded by us.

We conduct a reserve study using generally accepted actuarial methods each quarter from which point estimates of ultimate losses and loss adjustment expenses by product line or coverage within product line are selected. In selecting the point estimates, data points are reviewed and judgment is applied broadly. Each quarter we record our best estimate of the liability for loss and LAE reserve by considering these point estimates. Our best estimate recognizes that there is uncertainty underlying the actuarial point estimates. Reasonable range estimates around the point estimates are used by us to validate our best estimate of the liability.

Our indicated reserve range for loss and LAE is $5.7 million to $8.7 million. As our recorded gross reserve of $7.6 million falls within this range we believe it is a reasonable provision for our unpaid loss and LAE obligations as of December 31, 2002.

Our reserves reflect anticipated salvage and subrogation, included as a reduction to loss reserves in the amount of $45,000. We record reserves on an undiscounted basis. We do not provide coverage that could reasonably be expected to produce asbestos and/or environmental liability claims activity. We do not provide coverage that could reasonably be expected to produce material levels of exposure to claims-made extended reporting options.

We prepared our analysis based on each category of our business. The first is ultimate loss collateral protection provided to banks on automobile loans. Ultimate loss insurance coverage is provided in two forms. One is standard coverage and the other is aggregate limit coverage in which the policy runs at a maximum loss ratio. The second is GAP coverage. Third is unemployment insurance protection coverage to cover the unemployment exposure on non-profit organizations.

Our 2002 written premium is summarized in the following table:

Category	2002 Written Premium
Direct	$ 45,403,898
Assumed	495,762
Ceded	(835,045)
	$ 45,064,615

We prepared our estimates of the gross and net loss and allocated LAE liabilities using loss development triangles for each category of our business:

- Ultimate Loss Insurance – non-aggregate limit
- Ultimate Loss Insurance – aggregate limit
- GAP
- Unemployment Insurance Protection

Our reserve for these independently estimated categories comprise the majority of our total recorded loss and allocated LAE reserves as of December 31, 2002 on a gross and net of reinsurance basis. We prepared independent estimates for unallocated LAE reserves.

Annual accident year loss development triangles were used to estimate ultimate loss and allocated LAE for the ultimate loss non-aggregate limit policies, GAP and unemployment insurance protection policies. Our data for the ultimate loss aggregate limit policies consisted of premium and loss data and maximum loss ratio by insured bank. This data was used to determine the required reserve under the maximum loss ratio.

We computed loss reserve estimates by applying the following generally accepted actuarial techniques to paid and case incurred loss and allocated LAE data:

- Paid Loss Development Method
- Incurred Loss Development Method

The reported (case incurred) loss development method relies on the assumption that, at any given state of maturity, ultimate losses can be predicted by multiplying cumulative reported losses (paid losses plus case reserves) by a cumulative development factor. The validity of the results of this method depends on the stability of our claim reporting and settlement rates, as well as the consistency of our case reserve levels. Case reserves do not have to be adequately stated for this method to be effective; they only need to have a fairly consistent level of adequacy at all stages of maturity.

Historical "age-to-age" loss development factors ("LDF") were calculated to measure the relative development of an accident year from one maturity point to the next. We then selected appropriate age-to-age LDFs based on these historical factors. We used the selected factors to project the ultimate losses.

The paid loss development method is mechanically identical to the incurred loss development method described above, except the paid method does not rely on case reserves or claim reporting patterns in making projections.

The validity of the results from using a loss development approach can be affected by many conditions, such as our claim department processing changes, a shift between single and multiple payments per claim, legal changes or variations in our mix of business from year to year. Also, because the percentage of losses paid for immature years is often low, development factors are volatile. A small variation on the number of claims paid can have a leveraging effect that can lead to significant changes in estimated ultimates. Therefore, ultimate values for immature accident years are often based on alternative estimation techniques.

Activity in the reserve for unpaid losses and LAE is summarized as follows:
[Dollars in thousands]

	2002	2001	2000
Balance at January 1	$ 4,873	$ 2,959	$ 3,723
Less reinsurance recoverables	90	20	2
Net Balance at January 1	4,783	2,939	3,721
Incurred related to:			
Current year	29,121	21,759	17,169
Prior years	(858)	(100)	(2,100)
Total incurred	28,263	21,659	15,069
Paid related to:			
Current year	21,103	17,074	14,210
Prior years	4,667	2,741	1,641
Total paid	25,770	19,815	15,851
Net Balance at December 31	7,276	4,783	2,939
Plus reinsurance recoverables	283	90	20
Balance at December 31	$ 7,559	$ 4,873	$ 2,959

As a result of changes in estimates of insured events in prior years, the provision for unpaid losses and LAE decreased by $858,000, $100,000 and $2,100,000 in 2002, 2001 and 2000, respectively, due to redundancy in vendor single interest-aggregate limit coverage reserves for prior accident years.

We prepared our estimate of unallocated LAE reserves using the relationship of calendar year unallocated LAE payments to calendar year loss payments. Our selected unallocated LAE factor of 3% was selected judgmentally based on a review of historical unallocated LAE-to-loss payments from 1998 to 2002. The incurred but not reported ("IBNR") reserve is then split into IBNR on known claims and IBNR on claims yet to be reported (pure IBNR). This is based on our assumption that all of the unemployment insurance protection reserve is pure IBNR and the vendors single interest and GAP policies will have a one week lag in claim reporting. The unallocated LAE factor is applied to 50% of pure IBNR reserves and 50% of the remaining reserves on the premise that half of our unallocated LAE costs are incurred when the claim is reported and the other half when the claim is closed.

Insurance Revenue and Expense Recognition
Premium for property and casualty related coverages, net of premium ceded to reinsurers, are recognized as income over the policy period in proportion to the risk assumed. Policy acquisition costs, primarily commission expenses and premium taxes, are capitalized and expensed over the terms of the related policies on the same basis as the related premiums are earned. Selling and administrative expenses that are not primarily related to premium written are expensed as incurred.

Codification and Subscription Revenue and Expense Recognition
Revenue from ALPC's municipal code contract is principally recognized on the percentage-of-completion method; completion is measured based on the percentage of direct labor costs incurred to date compared to estimated direct labor costs for each contract. While we use available information to estimate total direct labor costs on each contract, actual experience may vary from estimated amounts.

Stock Options
We account for compensation expense under the "intrinsic value" based method under the provisions of Accounting Principles Board Opinion 25. As such, no compensation cost has been recognized for the stock option plans. We are currently assessing the voluntary change to the fair value based approach of accounting for stock based employee compensation for 2003, but have yet to make a final determination.

Intangible Assets (Goodwill)
As required by Statement of Financial Accounting Standards (SFAS) No. 142, we ceased amortizing goodwill effective January 1, 2002. Based on the impairment test required by SFAS No. 142 in the quarter ended March 31, 2002, a non-recurring charge of $1,481,858 after-tax was taken against income and is reported as cumulative effect of change in accounting principle in the income statement. As of December 31, 2002, our remaining goodwill balance was $753,737.

Special Purpose Vehicles or Off Balance Sheet Business Arrangements
We do not utilize any special purpose financing vehicles or have any undisclosed off-balance sheet arrangements. Similarly, we hold no fair value contracts for which a lack of marketplace quotations would necessitate the use of fair value techniques.

BANCINSURANCE CORPORATION
Selected Financial Data

	2002	2001	2000	1999	1998
Balance Sheet Data					
Total Cash and Investments	$ **57,045,361**	$ 50,758,885	$ 36,938,985	$ 34,659,801	$ 31,564,921
Total Assets	**72,455,204**	64,670,677	45,900,984	42,448,113	35,948,667
Loss and Loss Adjustment Expense Reserves	**7,559,503**	4,872,598	2,958,615	3,723,012	2,798,255
Unearned Premiums	**10,304,769**	6,030,273	2,740,418	2,430,776	718,795
Note Payable to Bank	**2,100,000**	5,600,000	5,142,000	5,145,000	4,250,000
Trust Preferred Securities	**8,000,000**	-	-	-	-
Shareholders' Equity	**28,901,838**	31,391,909	28,535,359	25,193,289	22,504,482
Book Value Per Share	$ **5.78**	$ 5.44	$ 4.95	$ 4.18	$ 3.67
Common Shares Outstanding	**5,000,291**	5,770,185	5,769,235	6,023,049	5,843,115
Income Statement Data					
Direct and Assumed Premiums Written	$ **45,899,660**	$ 44,714,332	$ 26,007,426	$ 26,754,408	$ 20,803,468
Net Premiums Written	**45,064,615**	43,608,460	25,820,720	26,575,318	20,729,318
Total Revenue	**45,234,028**	43,488,122	30,380,996	31,261,907	26,197,713
Operating Income [1]	**4,745,226**	4,244,015	5,941,675	5,226,372	4,683,488
Net Income	**889,613**	3,075,190	3,918,357	3,889,195	3,394,420
Ohio Indemnity's Property and Casualty Operations (GAAP basis)					
Loss and Loss Adjustment Expense Ratio	**69.3 %**	56.5 %	60.7 %	57.8 %	62.1 %
Underwriting Expense Ratio	**21.0 %**	35.5 %	27.4 %	26.6 %	18.3 %
Combined Ratio	**90.3 %**	92.0 %	88.1 %	84.4 %	80.4 %
Statutory Capital and Surplus	$ **32,353,218**	$ 29,632,880	$ 27,831,132	$ 25,442,531	$ 23,910,841
Net Premiums Written to Statutory Surplus	**1.4x**	1.5x	.9x	1.0x	.9x

[1] Represents pre-tax income excluding net realized investment gains and losses, goodwill impairment charges and dividends on trust preferred securities.

MARKET INFORMATION

The Company's common stock shares are traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol "BCIS." The following table sets forth for the periods indicated the high and low sale prices for the Company in the over-the-counter market as reported by the National Quotation Bureau, Inc. The prices shown represent quotation between dealers, without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions. On February 21, 2003, the last reported sale price of the Company's common shares was $4.84.

Fiscal Quarter Ended	Low Sale	High Sale
March 31, 2001	4.313	4.688
June 30, 2001	4.370	5.120
September 30, 2001	4.150	5.160
December 31, 2001	4.450	5.000
March 31, 2002	4.000	4.890
June 30, 2002 ·	4.520	5.370
September 30, 2002	4.000	5.390
December 31, 2002	4.400	5.150

HOLDERS

The number of registered holders of record of the Company's common shares as of February 21, 2003 was 800.

DIVIDENDS

No cash dividends were declared or paid on our outstanding common shares in the two most recent fiscal years. We intend to retain earnings to finance the growth of our business and the business of Ohio Indemnity and American Legal Publishing and, therefore, do not anticipate paying any cash dividends to holders of our common shares. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will be dependent upon our results of operations, financial condition, legal and regulatory restrictions, and other factors deemed relevant at the time. Reference is made to Note 12 to our Consolidated Financial Statements for a description of the restrictions on payment of dividends to us from Ohio Indemnity.

ANNUAL MEETING

The annual meeting of shareholders will be held on June 2, 2003, at 10:30 a.m. local time, at The Columbus Club, 181 East Broad Street, Columbus, Ohio.

board of directors

Si Sokol
Chairman and
Chief Executive Officer

John S. Sokol
President

Kenton R. Bowen
President
CallTech Communications, LLC

Daniel D. Harkins
Private Investor

William S. Sheley
Senior Vice President
Customer Intelligence
Bank One Retail Group

Saul Sokol
Private Investor

Matthew D. Walter
Managing Partner
Talisman Capital Partners I, LLC

officers

Si Sokol
Chief Executive Officer

John S. Sokol
President

Sally J. Cress
Secretary and Treasurer

corporate information

Corporate Headquarters
Bancinsurance Corporation
250 East Broad Street
10th Floor
Columbus, Ohio 43215

Subsidiaries
Ohio Indemnity Company
250 East Broad Street
Columbus, Ohio 43215

American Legal Publishing Corporation
432 Walnut Street
Cincinnati, Ohio 45202

Ultimate Services Agency, LLC
250 East Broad Street
Columbus, Ohio 43215

BIC Statutory Trust I
250 East Broad Street
Columbus, Ohio 43215

Independent Accountants
Ernst & Young LLP
Columbus, Ohio

Legal Counsel
Vorys, Sater, Seymour and Pease LLP
Columbus, Ohio

Transfer Agent and Registrar
Communications regarding changes of address, transfer of shares and lost certificates should be directed to the Company's stock transfer agent and registrar:

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop #10AT66
Cincinnati, Ohio 45202

S.E.C. Form 10-K
A copy of the Bancinsurance Form 10-K as filed with the Securities and Exchange Commission is available to shareholders without charge upon written request to the Corporate Secretary.

Common Stock
Listed: Nasdaq National Market
Quoted: BCIS



Bancinsurance Corporation
250 East Broad Street ◦ 10th Floor
Columbus, Ohio 43215
614.228.2800 ◦ 800.628.8581 ◦ 614.228.5552 Fax
www.ohioindemnity.com ◦ www.bancins.com ◦ www.amlegal.com